AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2003
                          REGISTRATION NO. 000-50373

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                            ------------------------

                                   FORM 10-SB
                          PRE-EFFECTIVE AMENDMENT NO. 2
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                        UNDER SECTION 12 (B) OR 12 (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
             (Exact name of Registrant as specified in its charter)
                            ------------------------
          DELAWARE                           8744                    80-0025175
(State or other Jurisdiction of   (Primary Standard Industrial     (IRS Employer
 Incorporation or organization)    Classification Code Number)        I.D. No.)

                            ------------------------
                                91 HILL AVENUE NW
                        FORT WALTON BEACH, FLORIDA 32548
                                 (850) 796-0909
                           (850) 244-9560 (FACSIMILE)
   (Address, including zip code, and telephone and facsimile numbers, including area code, of
                         registrant's executive offices)
                            ------------------------
                             THE COMPANY CORPORATION
                        2711 CENTERVILLE ROAD, SUITE 400
                           WILMINGTON, DELAWARE 19808
                                 (800) 818-0204
                            (302) 636-5454 (FACSIMILE)
    (Name, address, including zip code, and telephone and facsimile numbers, including area code of agent for service)
                            ------------------------

          Securities to be registered under Section 12 (b) of the Act:

     Title  of  each  class                    Name  of  each  exchange on which
     to  be  registered                        each  class  is to be registered

     None                                      None

          Securities to be registered under Section 12 (g) of the Act:

                    Common Stock, par value $.0001 per share
                                (Title of class)

                        Copies of Communications Sent to:
                            ADAM S. GOTTBETTER, ESQ.
                             KEVIN F. BARRETT, ESQ.
                           GOTTBETTER & PARTNERS, LLP
                         488 MADISON AVENUE, 12TH FLOOR
                            NEW YORK, NEW YORK 10022
                    TEL: (212) 400-6900 - FAX: (212) 400-6901

                                               TABLE OF CONTENTS
                                               -----------------


                                                                                                           PAGE
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PART I

ITEM 1.  DESCRIPTION OF BUSINESS, INCLUDING RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . .     3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS. . . . . . . . . . . . . . . . . . .    10
ITEM 3.  DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . . . . . . . . . .    20
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS . . . . . . . . . . . . . . . . . .    21
ITEM 6.  EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . .    24
ITEM 8.  DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    24

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY  AND RELATED STOCKHOLDER MATTERS    26
ITEM 2.  LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . . . . . .    27
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27
ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . .    28

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29

PART III

ITEM 1.  INDEX TO EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30


                    PART I - ITEM 1.  DESCRIPTION OF BUSINESS

Overview
--------

     Spectrum Sciences & Software Holdings Corp. has had significant financial problems. The auditor's opinion on our financial statements indicates that it was prepared under the assumption that we continue as a going concern. Nevertheless, our independent auditor believes that there is "substantial doubt" that we will be able to continue as a going concern. In part because we have incurred recurring losses from operations and have a net capital deficiency.

     Further we have significant debt, some of which is in default, which is described in more detail below.

SUMMARY  OF  CORPORATE  HISTORY

     Spectrum Sciences & Software, Inc, a Florida corporation, was formed in 1982 for the purpose of providing engineering, science and technological support services for the United States Department of Defense.

     Silva Bay International, Inc., a Delaware corporation, was formed in 1998 for the purpose of locating and recovering rare and valuable aircraft. Silva Bay International, Inc. had no operations and no revenue from inception in 1998 to the time of the acquisition of Spectrum Sciences & Software, Inc. in April, 2003. Silva Bay International, Inc.'s common stock has been traded on the Electronic Pink Sheets as a non-reporting company under the symbol SIVY since 2000.

     On April 2, 2003, Silva Bay International, Inc., a Delaware corporation acquired Spectrum Sciences & Software, Inc., a Florida corporation, in exchange for the issuance of 2,500,000 shares of common stock (taking into account the forward two for one stock split of April 9, 2003). Spectrum Sciences & Software, Inc. is now the wholly owned subsidiary of Silva Bay International, Inc. Donal
R. Myrick had been the sole shareholder, president and founder of Spectrum Sciences & Software, Inc. Silva Bay International, Inc. retained the services of Mr. Donal R. Myrick as president pursuant to a three year employment agreement. Mr. Myrick is also the chairman of the board of directors.

     The sole shareholder of Spectrum Sciences & Software, Inc. entered into the acquisition transaction, which resulted in him giving up 87% of his company due to the dire financial circumstances that Spectrum was in. In anticipation of this acquisition, an immediate capital infusion of approximately $500,000 occurred from a director of Silva Bay which allowed the company to stave off bankruptcy and continue working with its creditors, mainly SouthTrust Bank, in renegotiating loan agreements. The acquisition transaction has had a positive impact on negotiations due to the capital infusion into the company which resulted in payments to SouthTrust Bank which reduced loan balances.

     On April 8, 2003, Silva Bay International, Inc. changed its name to Spectrum Sciences & Software Holdings Corp. ("Spectrum" or the "Company"). On April 9, 2003 the National Association of Securities Dealers issued the Company a new trading symbol. The Company's trading symbol changed from "SIVY" to "SPSC". All of the Company's operations are conducted through its wholly owned subsidiary Spectrum Sciences & Software, Inc. On April 9, 2003, the Company effectuated a two for one forward split of its common stock. The Company is located at: 91 Hill Avenue NW, Fort Walton Beach, Florida 32548; the telephone number is (850) 796-0909.

BUSINESS

     The Company provides engineering, science and technological support services for the United States Department of Defense.

     The  Company  has  three  operating  divisions:

     1) Manufacturing Division. We manufacture aerospace ground support equipment, missile, munitions and material handling equipment, specialized shipping and storage containers; and a variety of precision parts for the sustaining of military equipment.

     2) Engineering and Information Technology Services. Engineering and Information Technology Services provides technical services to support range safety, hazard analysis and mitigation, mission planning, weapon system simulations, weapons safety footprint development, and ballistic analysis. Additionally, this division performs a wide variety of environmental impact analysis to include: preparation of environmental impact statements, aircraft noise analysis and noise impact assessments, airspace usage analysis, airspace environmental impact assessments, and use compatibility studies.

     3) Management Services. Management Services provides operations and maintenance of United States Air Force air-to-ground bombing and gunnery training ranges. We also provide for complete base operations services to include: armed base security, fire department operations, grounds and road maintenance, civil engineering, runway operations, airbase tower operations, and base wide communications.

COMPETITION

     The market for our products is highly competitive. We face a variety of domestic and foreign competitors including divisions of Ahntech, Arcata Associates, Artic Slope Manufacturing Technology, Tybrin and Science Applications International Corp. Many of our competitors are larger than we are and have substantially greater financial and other resources.

     We compete on the basis of product offerings, price, product and systems quality, technology and ongoing customer service and support. Our ability to compete for defense contracts depends on a variety of factors, including:

     -    Our  corporate  and  key  personnel  backgrounds  and  qualifications;
     - The effectiveness and innovation of our research and development programs;
     -    Our  proven  past  performance  history;
     - Our ability to offer better program performance than our competitors at a lower cost; and
     - The readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

     In programs where we are the sole-source provider, other suppliers may compete against us only if the customer chooses to reopen the particular program to competition. Approximately 4% of our total contract revenue for the year ended December 31, 2002 was derived from sole-source business.

     Furthermore, our Engineering and Information Technology Services division contains advanced technology derived from internal research and development that creates high barriers to entry. Since January 1, 1998, we have spent approximately $500,000 in research and development, in large part, in support of advanced technology.

SUPPLIERS  AND  MATERIALS

     Our in-house manufacturing primarily consists of assembly of purchased parts. Accordingly, we do not use significant amounts of raw materials. We purchase manufactured component parts for our assemblies from various independent suppliers. These parts are normally not purchased under long-term contracts unless a long-term sales contract with one of our customers requires it. We are not dependent on any one supplier and maintain back-up suppliers for all critical components. We do not consider the prices of our purchased component parts to be volatile. However, any delay in our suppliers' abilities to obtain necessary parts may affect our ability to meet customer production needs.

REGULATORY  MATTERS  AND  GOVERNMENT  CONTRACTS

     Substantially all of our contract revenue resulted from contracts with the Department of Defense, prime contractors that identified the Department of Defense as the ultimate purchaser or other United States Government agencies. United States Government business is performed under fixed-price contracts.

     Under U.S. Government regulations, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. The

U.S. Government also regulates the methods under which costs are allocated to U.S. Government contracts. We are subject to a variety of audits performed by U.S. Government agencies. The Defense Contract Audit Agency, or DCAA, performs these audits on behalf of the U.S. Government.

     U.S. Government contracts are, by their terms, subject to termination by the U.S. Government for either its convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the U.S. Government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. If a contract termination is for default, however,

     - the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government;
     - the U.S. Government is not liable for the contractor's costs with respect to unaccepted items, and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portion of the contract; and
     - the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

     In  addition  to  the  right  of  the  U.S.  Government  to terminate, U.S.
Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract performance may take many years. Consequently, at the outset of a major program, the contract is usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

INTELLECTUAL  PROPERTY  RIGHTS

     We own several proprietary software and hardware products, these products are not protected by any patents or copyrights.

ENVIRONMENTAL  MATTERS

     Our operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We believe that we have been and are in substantial compliance with environmental laws and regulations and that we have no liabilities under environmental requirements that we would expect to have a material adverse affect on our business, results of operations or financial condition. In the past two years, we have not incurred material costs relating to environmental compliance.

EMPLOYEES

     As of October 24, 2003, we had approximately 135 employees. Approximately 15% of our employees are engaged in manufacturing, 7% of our employees are engaged in engineering, research and development and 73% of our employees are engaged in range operations and maintenance, and 5% of our employees are engaged in sales, marketing, product support and general administration. None of our employees are represented by a union or are covered by a collective bargaining agreement. All of our employees are based in the United States. We consider our employee relations to be satisfactory.

RISK  FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. All of the known material risks inherent in this offering are addressed below. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations.

     If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event you could lose all or part of your investment.

UNLESS WE RAISE AN ADDITIONAL FOUR MILLION DOLLARS WE WILL NOT BE ABLE TO FUND OUR OPERATIONS AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES, THEREFORE YOUR INVESTMENT WOULD BE A COMPLETE LOSS.

     We will need approximately $1 million of additional working capital within the next twelve months to pay down vendors and amounts we owe to continue our current operations. Based on our current operations, we believe we can continue to operate for an additional 8 months. We will need an additional $3 million of working capital to refinance or pay off our debt with SouthTrust Bank within the next year. We will attempt to obtain this capital through borrowing or from selling our stock privately. Failure to maintain such funding within the next twelve months would likely prohibit us from continuing our operations. Therefore you may be unable to sell your shares and your investment would be a complete loss.

OUR CURRENT LIABILITIES EXCEED OUR CURRENT ASSETS, WHICH MAY MAKE IT DIFFICULT FOR US TO CONTINUE OPERATIONS AND TO OBTAIN ADDITIONAL FINANCING THAT WE NEED TO CONTINUE OUR OPERATIONS AND WE MAY BE FORCED INTO BANKRUPTCY; THEREFORE YOU MAY BE UNABLE TO SELL YOUR SHARES AND YOUR INVESTMENT MAY BE A COMPLETE LOSS.

     Our current liabilities exceed our current assets, which may make it difficult for us to continue our operations and to obtain additional financing that we need to continue our operations. Further, our creditors may force us into bankruptcy. Therefore you may be unable to sell your shares and your investment may be a complete loss.


COST OVER-RUNS ON OUR CONTRACTS COULD SUBJECT US TO LOSSES OR ADVERSELY EFFECT OUR FUTURE BUSINESS.

     Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur, and consequently, any costs in excess of the fixed price are absorbed by us. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under fixed-price contracts, if we are unable to control costs we incur in performing under the contract, our financial condition and operating results could be materially adversely affected. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards.

THE UNITED STATES INTERNAL REVENUE SERVICE HAS OBTAINED A LIEN IN THE AMOUNT OF $173,041.01 AGAINST SPECTRUM FOR UNPAID PAYROLL TAXES.

     On April 21, 2003, the IRS obtained a lien against any and all of our assets in the amount $173,041.01. This lien is due to unpaid payroll taxes, interest and penalties for 2000 payroll taxes. Spectrum has entered into a payment arrangement acceptable to the IRS, which is $5,000 per month until the balance is paid off. The balance of approximately $112,583 remains for the Trust Fund portion and accumulated interest and penalties. If we are unable to satisfy the payment obligations of the agreement with the IRS the IRS may place a levy on our operating bank account funds in order to satisfy the Trust Fund portion of the debt, which may result in the termination of business and your investment becoming worthless.

OUR LOAN AGREEMENTS WITH SOUTHTRUST BANK IN THE AMOUNT OF APPROXIMATLEY $2,624,435 ARE IN DEFAULT.

     Our engineering, manufacturing, research and development and administrative offices are in Fort Walton, Florida. We own the land and building. However, the mortgage is with SouthTrust Bank. We are in default on our loan agreements with SouthTrust Bank in the amount of approximately $2,624,435. We recently signed a forbearance agreement (Amendment to Extension and Modification of Loans) with SouthTrust Bank which extended the loan agreement to September 25, 2003. We are currently negotiating with SouthTrust Bank for an additional forbearance of these loans, however we may be unsuccessful. These defaulted loans could result in the termination of our business and the loss of your investment.

WE  OWE  ONE  OF  OUR FORMER  DIRECTORS  $427,500.

     As of October 24, 2003, we owe $427,500, to Brannon Capital, Inc., the beneficial owner of which is Dwain Brannon, one of our former directors. This loan is due November 30, 2003. This debt will have a negative impact on our cash flow.

OUR  LOAN  AGREEMENTS  MAY RESTRICT OUR ABILTY TO FINANCE OUR FUTURE OPERATIONS.

     Our loan agreements with SouthTrust Bank limit our ability to seek additional loans and to engage in other business arrangements such as mergers and acquisitions.

OUR INDEPENDENT AUDITORS HAVE ISSUED A "GOING CONCERN" OPINION REGARDING THE SUBSTANTIAL DOUBT ABOUT OUR ABILTY TO CONTINUE AS A GOING CONCERN.

     The auditor's opinion on our financial statements indicates that it was prepared under the assumption that we continue as a going concern. Nevertheless, our independent auditor believes that there is "substantial doubt" that we will be able to continue as a going concern. In part because we have incurred recurring losses from operations and have a net capital deficiency. Therefore, we might not achieve profitability, our business may fail and you may loose all of your investment.

WE ARE DEPENDENT UPON DONAL R. MYRICK, OUR FOUNDER AND CEO, ANY REDUCTION OF HIS ROLE IN SPECTRUM WOULD HAVE A MATERIAL ADVERSE EFFECT.

     The success of Spectrum is dependent on the vision, knowledge, business relationships and abilities of Spectrum's founder and Chief Executive Officer and director Donal R. Myrick. Any reduction of Mr. Myrick's role in the business would have a material adverse effect on Spectrum. Mr. Myrick has signed a three year employment agreement to serve as president of Spectrum that will take effect upon Spectrum becoming a publicly reporting company under the 1934 Act, as amended (which is 60 days after the date this registration statement was first filed with the U.S. Securities and Exchange Commission) or upon the first day of trading for Spectrum on the Over the Counter Bulletin Board (the "OTCBB").

WE DEPEND UPON THE UNITED STATES DEPARTMENT OF DEFENSE FOR ALMOST ALL OF OUR SALES.

     We depend upon the United States Department of Defense for 99% of our sales. If we were to loose what is essentially our only customer our business would likely fail. Further, any reduction in the U.S. defense budget may result in a material adverse effect upon our business.

UNLESS AN ACTIVE PUBLIC MARKET DEVELOPS FOR OUR COMMON STOCK, YOU MAY NOT BE ABLE TO SELL YOUR SHARES, AND THEREFORE YOUR INVESTMENT WOULD BE A COMPLETE LOSS.

     There has been no active public market for our common stock. An active trading market may never develop or, if developed, it may not be maintained. Failure to develop or maintain an active trading market could negatively affect the price of our securities, and you may be unable to sell your shares, and therefore your investment would be a complete loss.

A DEFAULT JUDGMENT IN THE AMOUNT OF $139,019.97, PLUS INTEREST AND ATTORNEY FEES WAS ENTERED AGAINGST SPECTRUM IN JANUARY, 2003 BY THE TRIDENT COMPANY.

     On or about January 13, 2003, The Trident Company secured a default judgment in Oklahoma in the amount of $139,019.97, plus interest in the amount of $1,780.88, and attorney fees in the amount of $2,500. The action The Trident Company v. Spectrum Manufacturing, Inc. and Spectrum Sciences & Software, Inc.

is Case No. CJ-2002-07042 in the district Court of Tulsa County State of Oklahoma. The default judgment arises from a debt owed by Spectrum to Trident. The parties have negotiated a payment schedule. (The current balance of the amount owed to Trident is $61,000, as of October 24, 2003.)

     Should Trident fail to receive any payments with five (5) business days from the Date Due, Spectrum shall be deemed in default of this Stipulation and Agreement and the following shall occur:

1. Trident may immediately have entered and filed of record the Agreed Journal Entry of Judgment in the Oklahoma Action in the amount of $103,215.98 principal, accrued interest in the amount of $7,183.81 as of May 3, 2003 with interest thereafter at the rate of ten percent (10%) per annum until paid, and $7,642.14 in attorneys' fees. Said amount shall accrue interest at the rate of ten percent (10%) per annum until paid. Contemporaneously therewith, Trident, through counsel, will record a Partial Release and Satisfaction of Agreed Journal Entry of Judgment for the total sum of all payments received by Trident pursuant to this Agreement; and

2. Trident shall be entitled to proceed with domestication of the Agreed Journal Entry of Judgment in Florida, and Spectrum shall waive any objection to the domestication and enforceability of the Agreed Journal Entry of Judgment in Florida.


IN DECEMBER 2002, THREE SPECTRUM EMPLOYEES EACH FILED COMPLAINTS FOR VIOLATION OF CIVIL RIGHTS, DISCRIMINATION, HARASSMENT, HOSTILE WORK ENVIRONMENT AND RETALIATION AGAINST SPECTRUM IN THE UNITED STATES DISTRICT COURT, DISTRICT OF ARIZONA.

In December, 2002, three Spectrum employees each filed complaints for violation of civil rights, discrimination, harassment, hostile work environment and retaliation in the United States District Court, District of Arizona. The case numbers for these complaints are: CIV '02 2621 PHX MHM; CIV '02 2619 PHX DKD; and CIV '02 2620 PHX FJM. In January, 2003, Spectrum filed answers to all three complaints, denying all allegations of wrongdoing. All three plaintiffs are claiming "undue stress and anxiety" from Spectrum's actions. There were no damage amounts specified in any of the actions. The plaintiffs are requesting the following:

A. Compensatory damages, plus special incidental damages in such a sum as may be proven at trial;
B.   For  punitive  damages  in  such  a  sum  as  my  be  proven  at  trial;
C.   For  cost  for  the  suit;
D.   For  attorney's  fees;  and
E.   For  other  such  relief  as  the  Court  deems  just  and  proper.

Spectrum  does  not  know  what  the  outcome  of  this  litigation  will  be.

WE MAY NOT QUALIFY FOR OVER-THE-COUNTER ELECTRONIC BULLETIN BOARD INCLUSION, AND THEREFORE YOU MAY BE UNABLE TO SELL YOUR SHARES.

     Upon the effectiveness of this registration statement we will attempt to have our common stock eligible for quotation on the Over-the-Counter Electronic Bulletin Board ("OTCBB" or "Bulletin Board"). OTCBB eligible securities includes securities not listed on NASDAQ or a registered national securities exchange in the U.S. and that are also required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1933, and the company is current in its periodic securities reporting obligations. For more information on the OTCBB see its website at www.otcbb.com. If for any reason, however, any of our securities are not eligible for continued quotation on the Bulletin Board or a public trading market does not develop, purchasers of the shares may have difficulty selling their securities should they desire to do so. If we are unable to satisfy the requirements for quotation on the Bulletin Board, any trading in our common stock may continue to be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets". As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered hereby. The above-described rules may materially adversely affect the liquidity of the market for our securities.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY AND YOU COULD LOOSE ALL OR PART OF YOUR INVESTMENT.

     Our common stock is currently traded on the "Over the Counter Pink Sheets. The price of our common stock may fluctuate significantly. You may loose all or part of your investment.

OUR  STOCK  IS  SUBJECT  TO  THE  PENNY  STOCK  RULES.

     Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The rules require that a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the liquidity of penny stocks. Because our securities are subject to the penny stock rules, investors may find it more difficult to sell their securities.

CAUTIONARY  NOTE  REGARDING  FORWARD-LOOKING  STATEMENTS

     This prospectus contains certain financial information and statements regarding our operations and financial prospects of a forward-looking nature. Although these statements accurately reflect management's current understanding and beliefs, we caution you that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to be made in this prospectus. For this purpose, any statements contained in this prospectus which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as, "may", "intend", "expect", "believe", "anticipate", "could", "estimate", "plan" or "continue" or the negative variations of those words or comparable terminology are intended to identify forward-looking statements. There can be no assurance of any kind that such forward-looking information and statements will be reflective in any way of our actual future operations and/or financial results, and any of such information and statements should not be relied upon either in whole or in part in connection with any decision to invest in the shares.

      ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those discussed in the forward-looking statements as a result of the various factors set forth under "Risk Factors" and elsewhere in this prospectus.

Overview
--------

     Spectrum Sciences & Software Holdings Corp. provides engineering, science and technological support services for the United States Department of Defense.

     We earn our revenue on fixed-price contracts with the United States Department of Defense. In a fixed-price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Under fixed-price contracts we agree to perform for a predetermined contract price. Although fixed-price contracts generally permit the Company to keep profits if costs are less than projected, the Company bears the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on the contracts.

     We use the percentage-of-completion method of accounting for fixed-price contracts and, therefore, matches revenue with the cost incurred on each unit produced at the time the Company recognized its sale based on the estimate of gross profit margin the Company expects to receive over the life of the contract. The Company currently evaluates its estimates of gross margin on a monthly basis. In addition, the Company uses the cumulative catch-up method to recognize its changes in estimates of sales and gross margins during the period in which those changes are determined. The Company charges any anticipated losses on a contract to operations as soon as those losses are determined. The principal components of the Company's contract cost of revenue are materials, subcontractor costs, labor and overhead. The Company charges all of these costs to the respective contracts as incurred.

     We expense operating costs such as selling, general and administrative, internal research and development costs and bid and proposal costs in the period incurred. The major components of these costs are compensation and overhead. Capitalized debt issuance costs are amortized over their useful lives. Since January 1, 2002, the Company has been subject to a new accounting standard under which it no longer amortizes goodwill, although it must test its goodwill periodically for impairment.

     The Company's results of operations, particularly its revenue and gross profits, and its cash flows may vary significantly from period to period depending upon the timing of delivery of finished products and the terms of contracts. As a result, period-to-period comparisons may show substantial changes disproportionate to the Company's underlying business activity. Accordingly, the Company does not believe that its quarterly results of operations are necessarily indicative of results for future periods.

SUMMARY  OF  SPECTRUM  SCIENCES  &  SOFTWARE,  INC.  ACQUISITION

     Our president, Donal R. Myrick, owned and operated Spectrum Sciences & Software, Inc., a Florida S-Corporation since its formation in 1982. Silva Bay International, Inc. acquired Spectrum Sciences & Software, Inc. in April 2003 in exchange for the issuance of 2,500,000 shares of common stock to Mr. Myrick (taking into account the forward two for one stock split of April 9, 2003). We have continued to operate the business of Spectrum Sciences & Software, Inc. since our acquisition of its business under the name "Spectrum Sciences & Software Holdings, Inc." The business the Company acquired, Spectrum Sciences & Software, Inc., has been in operation for 21 years prior to our acquisition, whereas prior to this acquisition the Company (previously named Silva Bay
International,  Inc.)  had  no  operations  and  no  revenues.

     The acquisition of Spectrum Sciences & Software, Inc. was accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS No. 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management, based on information available and on assumptions as to future operations.

PLAN  OF  OPERATION

     Silva Bay International, Inc. acquired Spectrum Sciences & Software, Inc. in April 2003. In April 2003 we changed our name to Spectrum Sciences & Software Holdings Corp. We provide engineering, science and technological support services for the United States government. Our revenues are earned primarily from contracts with the Department of Defense of the United States Government. Our goal is to grow our current business through acquisitions of other small, private defense contractors in exchange for our common stock. Our plan of operations has two major components: financing our current operations, and launching our acquisition strategy.

     MINIMUM 12 MONTH REQUIREMENTS. Although our cash balances were $264,832 at June 30, 2003, we are essentially out of working capital to pursue our business and acquisition plans. Based on an analysis of our liabilities, we are dependent on the cooperation of our creditors to permit us to continue to operate. An analysis of our accounts payable and accrued and other liabilities indicates that our largest payables at October 24, 2003, are: SouthTrust Bank (approximately $2,624,435) Environmental Management, Inc. (approximately $245,000), Washington Group, International (approximately $73,900), Internal Revenue Service (approximately $117,583) and The Trident Company (approximately $69,495). These creditors are aware of our weak financial position. The continued cooperation of these creditors is not assured. The terms of the debt with SouthTrust Bank are as follows: unsecured $762,787 at a floating interest rate currently at 6.00%, which matured on September 25, 2003; $1,549,033 at 8.5%, maturing in October 1, 2004; $122,455 at 4.5% interest rate, maturing on August 13, 2006; and $190,160 at 8.75% interest rate, maturing on December 27, 2004; the Washington Group, International: payments of $20,600 until the balance is paid. The IRS has accepted our proposal of a lump sum payment of $25,000 (paid April 24, 2003) and monthly payments of $5,000 per month until balance is paid. The Trident Company has accepted our proposal of a lump sum payment of $25,000 (paid May 2, 2003) and monthly payments of approximately $8,880 until balance is paid.

     We will need approximately $1 million of additional working capital within the next twelve months to pay down vendors and amounts we owe to continue our current operations. Based on our current operations, we believe we can continue to operate for an additional 8 months. We will need an additional $3 million of working capital to refinance or pay off our debt with SouthTrust Bank within the next year. We will attempt to obtain this capital through borrowing or from selling our stock privately.

     We presently have no commitments for the additional financing necessary to continue our operations. If we are unsuccessful in obtaining sufficient financing, we may be forced to curtail all of our activities. Our plan of operations and capital requirements are also dependent upon a number of factors such as those described elsewhere in this registration statement. Any new debt agreements that we would enter into would be unsecured as the majority of our assets currently secure our existing debt. Current agreements with our creditors will negatively impact our ability to obtain additional refinancing for our current debt and to obtaining future capital at favorable terms if such financing becomes available.

TERMS  OF  THE  AGREEMENTS  REACHED  WITH  CREDITORS

     The balance of the priority notes due to SouthTrust Bank at October 24, 2003 is $762,787. The priority notes matured on September 25, 2003. Spectrum has requested a credit extension from SouthTrust for the amount due on September 25, 2003. The default of the priority notes of $762,787 on September 25, 2003 resulted in all loans with SouthTrust Bank, totaling approximately $2,624,435, becoming due.

     There is no repayment agreement established with Environmental Management, Inc. (EMI). There is no litigation between EMI and Spectrum.

     The  $427,500  note  to  Brannon  Capital  is  due  on  November  30, 2003.

     As of August 31, 2003 Spectrum has remained compliant with all repayment agreements. As of September 1, 2003 the principal balances on the notes due per repayment agreements as follows:

     Trident  Metals; $61,000 owed, next payment due by November 15, 2003 in the
     ---------------
amount  of  $8,880,  then  6  more  payments  due  in  the  amount  of  $8,880.

     Washington  Group,  Int'l:  $73,900  owed, next payment due by November 10,
     -------------------------
2003  in  the  amount  of  $20,600,  then  2  1/2 more payments of approximately
$20,600.

Internal  Revenue  Service: $112,583 owed, next payment due by November 10, 2003
--------------------------
in the amount of $5,000, then approximately 22 more monthly payments of $5,000 to satisfy the debt.


CRITICAL  ACCOUNTING  POLICIES

     Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions which affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. On an ongoing basis, we evaluate our estimates and assumptions, including those related to long-term contracts, product returns, bad debts, inventories, fixed asset lives, income taxes, environmental matters, litigation and other contingencies. We base our estimates and assumptions on historical experience and on various factors that are believed to be reasonable under the circumstances, including current and expected economic conditions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from our estimates under different assumptions or conditions.

     We believe that the following critical accounting policies, among others, affect our more significant estimates and assumptions used in the preparation of our financial statements:

     Revenue recognition. We recognize revenue and profit on substantially all of our contracts using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. We follow this method since reasonably dependable estimates of the revenues and costs applicable to various stages of the contracts can be made. Recognized revenues and profit are subject to revisions as the projects progress to completion. Revisions to the profit estimates are charged to income in the period in which the facts that give rise to the revisions become known.

     Inventory Valuation. We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying value. The review includes identification of slow-moving inventories, obsolete inventories, and discontinued products or lines of products. The identification process includes analysis of historical performance of the inventory and current operational plans for the inventory as well as industry and customer-specific trends. If our actual results differ from management expectations with respect to the selling of our inventories at amounts equal to or greater than our carrying amounts, we would be required to adjust our inventory values accordingly.

     Net operating loss carryforwards. We have not recognized the benefit in our financial statements with respect to the approximately $1,000,000 net operating loss carryforward for federal income tax purposes as of June 30, 2003. This benefit was not recognized due to the possibility that the net operating loss carryforward would not be utilized, for various reasons, including the potential that we might not have sufficient profits to use the carryforward or that the carryforward may be limited as a result of changes in our equity ownership. We intend to use this carryforward to offset our future taxable income. If we were to use any of this net operating loss carryforward to reduce our future taxable income and the Internal Revenue Service were to then successfully assert that our carryforward is subject to limitation as a result of capital transactions occurring in 2002 or otherwise, we may be liable for back taxes, interest and, possibly, penalties prospectively.

     Impairment of Long Lived Assets. We assess the impairment of long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable based upon an estimate of future undiscounted cash flows. Factors we consider that could trigger an impairment review include the following: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; (iii) significant negative industry or economic trends; (iv) significant decline in our stock price for a sustained period; and (v) our market capitalization relative to net book value.

     When we determine that the carrying value of any long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure impairment based on the difference between an asset's carrying value and an estimate of fair value, which may be determined based upon quotes or a projected discounted cash flow, using a discount rate determined by our management to be commensurate with our cost of capital and the risk inherent in our current business model, and other measures of fair value.

RESULTS  OF  OPERATIONS

     The following tables set forth selected financial data from continuing operations on a consolidated and segment basis for the three and six months ended June 30, 2003 and 2002 and for the years ended December 31, 2002 and 2001. The segment tables, shown below, exclude certain charges, which are shown separately. The following numbers are presented as if Silva Bay International, Inc. would have acquired Spectrum Sciences & Software, Inc. on January 1, 2001.

COMPARISON  OF  THE  THREE  MONTHS  ENDED  JUNE  30,  2003  AND  JUNE  30,  2002

CONSOLIDATED  OVERVIEW
                              FOR THE 3 MONTHS ENDED JUNE 30,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 3,443,000  100.0%     $ 2,799,000  100.0%
    Cost of Sales          3,011,000   87.5%       2,775,000   99.1%
                         -------------------     -------------------
    Gross Margin         $   432,000   12.5%     $    24,000    0.9%

     Overall sales for the three-months ended June 30, 2003 increased by 23% compared to the same period in 2002 due to increased marketing activity during 2003. Gross margin as a percentage of sales improved by 1289% due to cost controls put in place in during the last quarter of 2002.

MANAGEMENT SERVICES

                                 FOR THE 3 MONTHS ENDED JUNE 30,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 2,345,000  100.0%     $ 2,164,000  100.0%
    Cost of Sales          2,254,000   96.1%       2,164,000  100.0%
                         -------------------     -------------------
    Gross Margin         $    91,000    3.9%     $         0    0.0%

     Sales in the Management Services segment increased approximately 8% for the three-month period ended June 30, 2003 compared to 2002. The increases in revenue are primarily due to the scheduled increases in reimbursable labor cost under the Service Contract Act and increased contract modifications requesting additional range services.

     Gross margin for the three-month period ended June 30, 2003 improved by $91,000 due to improved cost efficiencies that were implemented during December 2002.

ENGINEERING  AND  INFORMATION  TECHNOLOGY  SERVICES  SEGMENT

                                 FOR THE 3 MONTHS ENDED JUNE 30,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 435,000  100.0%       $ 182,000  100.0%
    Cost of Sales          211,000   48.5%         118,000   64.8%
                         -------------------     -------------------
    Gross Margin         $ 224,000   51.5%       $  64,000   35.2%

     Sales in the Engineering and Information Technology Services segment increased approximately 139% for the period ended June 30, 2003 as compared to the same period in 2002. Increased sales were a result of scheduled completion of backlog software development tasks for the Safe-Range program.

     Gross margin, as a percent of sales, increased approximately 46% due to cost controls put in place in during the last quarter of 2002.

MANUFACTURING  SEGMENT

                                 FOR THE 3 MONTHS ENDED JUNE 30,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 664,000  100.0%       $ 454,000  100.0%
    Cost of Sales          546,000   82.2%         493,000  108.6%
                         -------------------     -------------------
    Gross Margin         $ 118,000   17.8%       $ (39,000)  (8.6)%

     Sales in the Manufacturing segment increased 46% for the three-month period ended June 30, 2003 as compared to 2002. The increase in revenue is due to the expansion of the customer base for the Spectrum manufactured products.

     Gross margin improved by $157,000 due to increased cost controls that were implemented in December 2002.

OPERATING  EXPENSES

                                 FOR THE 3 MONTHS ENDED JUNE 30,
                                  2003                    2002
                         -------------------     -------------------
    Selling, general
     and administrative  $ 275,000  100.0%       $ 149,000  100.0%

Selling,  general  and  administrative  expenses.    Selling,  general  and
administrative ("SG&A") expenses were $275,000 and $149,000 in the three-month period ending June 30, 2003 and 2002, respectively. This increase of $126,000 or 85% is due to increased legal and accounting costs associated with the filing of a registration statement with the Securities and Exchange Commission.

IMPAIRMENT LOSS

                                 FOR THE 3 MONTHS ENDED JUNE 30,
                                  2003                    2002
                         -------------------     -------------------
    Impairment Loss      $ 146,000  100.0%       $       0  100.0%

     Impairment Loss. On April 3, 2003, Spectrum Sciences & Software Holdings Corp. (formerly Silva Bay International, Inc.) entered into an asset purchase agreement to purchase all of the assets and assume all of the liabilities of Spectrum Sciences & Software, Inc. in exchange for the issuance of 2,500,000 shares of our common stock. As a result of the acquisition, Spectrum Sciences & Software, Inc. will have access to additional capital markets. The acquisition was accounted for under the purchase method of accounting; accordingly, the purchase price was allocated to reflect the fair value of assets and liabilities acquired at the date of acquisition. Due to the composition of the majority of the governing body and senior management of the Company being the same as Spectrum Sciences & Software, Inc. prior to the April 3, 2003 acquisition,
Spectrum Sciences & Software, Inc. has been deemed to be the accounting acquirer. As of the date of the acquisition, management has determined that the goodwill has no value; therefore, an impairment charge of approximately $146,000 has been recorded during the three month period ended June 30, 2003.

OTHER  INCOME  AND  EXPENSES

     Interest  income  and expense, net.    Net interest expense was $80,000 and
$76,000  for  the three-month period ended June 30, 2003 and 2002, respectively.

     Other income and expense, net. Net other income was $38,000 and $27,000 for the three month period ended June 30, 2003 and 2002, respectively. The increase of $11,000 or 41% was due to a reduction of the penalties we incurred during 2002 for late payment of payroll taxes.

     COMPARISON  OF  SIX MONTHS ENDED JUNE 30, 2003 AND  JUNE 30, 2002

CONSOLIDATED  OVERVIEW

                              FOR THE SIX MONTHS ENDED JUNE 30,
                                 2003                  2002
                         -------------------     -------------------
    Sales                $  6,716,000  100.0%    $  5,622,000  100.0%
    Cost of Sales           6,054,000   90.1%       5,462,000   97.2%
                         -------------------     -------------------
    Gross Margin         $    662,000    9.9%    $    160,000    2.8%

     Overall sales for the six-months ended June 30, 2003 increased by approximately 19% compared to the same period in 2002. This increase can be attributed to increased marketing activity of our services. Gross margin as a percentage of sales improved by 253% due to cost controls that we implemented in December 2002.

MANAGEMENT SERVICES

                              FOR THE SIX MONTHS ENDED JUNE 30,
                                 2003                  2002
                         -------------------     -------------------
    Sales                $ 4,638,000  100.0 %    $ 4,312,000  100.0%
    Cost of Sales          4,465,000   96.3 %      4,316,000   99.9%
                         -------------------     -------------------
    Gross Margin         $   173,000    3.7 %    $    (4,000)   0.1%

     Sales in the Management Services segment increased approximately 8% for the six-month period ended June 30, 2003 compared to 2002. The increases in revenue are primarily due to the scheduled increases in reimbursable labor cost under the Service Contract Act and increased contract modifications requesting additional range services.

     Gross margin for the six-month period ended June 30, 2003 improved by approximately $177,000. This increase was due to cost control that was established during December 2002 which included a reduction of the work force.

ENGINEERING  AND  INFORMATION  TECHNOLOGY  SERVICES

                              FOR THE SIX MONTHS ENDED JUNE 30,
                                 2003                  2002
                         -------------------     -------------------
    Sales                $   764,000  100.0%     $   451,000  100.0%
    Cost of Sales            449,000   58.8%         255,000   56.5%
                         -------------------     -------------------
    Gross Margin         $   315,000   41.2%     $   196,000   43.5%

     Sales in the Engineering and Information Technology Services segment increased approximately 69% for the period ended June 30, 2003 as compared to the same period in 2002. Increased sales were a result of scheduled completion of backlog software development tasks for the Safe-Range program.

     Gross margin, as a percent of sales, decreased by approximately 5% due to increased labor costs as a result of hiring additional employees in this division.

MANUFACTURING  SEGMENT

                              FOR THE SIX MONTHS ENDED JUNE 30,
                                 2003                  2002
                         -------------------     -------------------
    Sales                $ 1,315,000  100.0%     $   859,000  100.0%
    Cost of Sales          1,140,000   86.7%         891,000  103.7%
                         -------------------     -------------------
    Gross Margin         $   175,000  13.3%      $   (32,000)  (3.7%)

     Sales in the Manufacturing segment increased 53% for the six-month period ended June 30, 2003 as compared to 2002. The increase in revenue is due to the expansion the customer base for the Spectrum manufactured products.

     Gross margin increased by $207,000 due to the improved cost controls that were implemented in December 2002.

OPERATING  EXPENSES

                              FOR THE SIX MONTHS ENDED JUNE 30,
                                 2003                  2002
                         -------------------     -------------------
    Selling, general
     and administrative      440,000  100.0%         291,000  100.0%

     Selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses were $440,000 and $291,000 for the six month period ending June 30, 2003 and 2002, respectively. This increase of approximately $149,000 or 51% was due to increased costs associated with general liability insurance and legal costs and accounting fees associated with filing a registration statement with the Securities and Exchange Commission.

IMPAIRMENT LOSS

                              FOR THE SIX MONTHS ENDED JUNE 30,
                                 2003                  2002
                         -------------------     -------------------
    Impairment Loss      146,000  100.0%               0  100.0%

     Impairment Loss. On April 3, 2003, Spectrum Sciences & Software Holdings Corp. (formerly Silva Bay International, Inc.) entered into an asset purchase agreement to purchase all of the assets and assume all of the liabilities of Spectrum Sciences & Software, Inc. in exchange for the issuance of 2,500,000 shares of our common stock. As a result of the acquisition, Spectrum Sciences & Software, Inc. will have access to additional capital markets. The acquisition was accounted for under the purchase method of accounting; accordingly, the purchase price was allocated to reflect the fair value of assets and liabilities acquired at the date of acquisition. Due to the composition of the majority of the governing body and senior management of the Company being the same as Spectrum Sciences & Software, Inc. prior to the April 3, 2003 acquisition,
Spectrum Sciences & Software, Inc. has been deemed to be the accounting acquirer. As of the date of the acquisition, management has determined that the goodwill has no value; therefore, an impairment charge of approximately $146,000 has been recorded during the six month period ending June 30, 2003.

OTHER  INCOME  AND  EXPENSES

     Interest income and expense, net. Net interest expense totaled $149,000 and $168,000 for the six month periods ended June 30, 2003 and 2002, respectively. The decline of $19,000 or 11% was a result of lower prevailing interest rates and lower average loan balances.

     Other income and expense, net. Net other income in the six months ended June 30, 2003 was $72,000 compared to other income of $71,000 in 2002. Our other income consists primarily of rental income received from L3 Communications, (formerly Raytheon).

     COMPARISON  OF  YEARS  ENDED  DECEMBER  31,  2002  AND  DECEMBER  31,  2001

CONSOLIDATED  OVERVIEW

                                  YEARS ENDED DECEMBER 31,
                                 2002                  2001
                         -------------------     -------------------
    Sales                $12,262,000  100.0%     $11,874,000  100.0%
    Cost of Sales         11,876,000   94.5%      11,033,000   92.9%
                         -------------------     -------------------
    Gross Margin         $   386,000   5.5%     $   840,000    7.1%

     Overall sales from continuing operations for the year ended December 31, 2002 increased compared to 2001. As indicated below, the Range Operations and Maintenance saw modest growth over the prior year while depressed markets have impacted the Manufacturing segment.

MANAGEMENT  SERVICE

                                  YEARS ENDED DECEMBER 31,
                                 2002                  2001
                         -------------------     -------------------
    Sales                $ 8,761,000  100.0%     $ 8,239,000  100.0%
    Cost of Sales          8,681,000   99.1%       7,822,000   94.9%
                         -------------------     -------------------
    Gross Margin         $    80,000   0.9%     $   417,000    5.1%

     Sales in the Management Service segment increased 6.3% for the year ended December 31, 2002 compared to 2001. The increases in revenue are primarily due to the increases in range patrolling and range maintenance work as added to the contract.

     Gross margin as a percent of sales for the year ended December 31, 2002 decreased compared to the prior year. Operational improvements, including improved quality, material procurement and facility management, have contributed to improved margins compared to 2001. In fiscal 2002, the decrease in gross margin was a direct result of increased labor rates. Labor rates are specified by the Department of Labor in accordance with the Service Contract Act.

ENGINEERING  AND  INFORMATION  TECHNOLOGY  SERVICES

                                  YEARS ENDED DECEMBER 31,
                                 2002                  2001
                         -------------------     -------------------
    Sales                $ 1,095,000  100.0%     $ 1,017,000  100.0%
    Cost of Sales            570,000   52.1%         526,000   51.7%
                         -------------------     -------------------
    Gross Margin         $   525,000   47.9%     $   491,000   48.3%

     Sales in the Engineering and Information Technology Services segment increased approximately 7.7% for the year ended December 31, 2002 as compared to 2001. Increased sales were a result of increased delivery orders on the General Services Administration contract. This contract was signed in December 14, 1999 and expires in December 13, 2004. Each delivery order under that contract has a separate performance schedule.

     Gross margin, as a percent of sales, remained consistent compared to the prior year.

MANUFACTURING  SEGMENT

                                  YEARS ENDED DECEMBER 31,
                                 2002                  2001
                         -------------------     -------------------
    Sales                $ 2,406,000  100.0%     $ 2,618,000  100.0%
    Cost of Sales          2,625,000 (109.1)%      2,607,000   99.6%
                         -------------------     -------------------
    Gross Margin         $  (219,000) (9.1)%     $    11,000    0.4%

     Sales in the Manufacturing segment declined 8.1% for the year ended December 31, 2002 as compared to 2001. The decline in revenue is driven primarily by the overall weakness in the U.S. economy and reduction in sales due to September 11, 2001. In 2002, conditions were very weak in the Department of Defense markets for our line of products including aircraft and munitions handling equipment.

     Gross margin as a percent of sales decreased by 166% in 2002 compared to 2001, primarily due to the operating holding loss on inventory of $289,000. The holding loss on inventory was a result of obsolete equipment previously purchased. The anticipation was to sell the equipment to the Federal Government, however, due to the decline in the government's requirements as a result of the terrorist attacks of September 11, 2001 and no adequate storage facility, the equipment deteriorated beyond economic repair. Normal direct and indirect costs decreased by 9.1%, while revenues decreased only 8.1% for the year. Adjusting for the inventory reserve adjustments in 2002, gross margin percentages would have remained consistent with prior year despite decreased revenues, as we adjusted our operations to the depressed market conditions by lowering overhead and reducing spending.

     During the year ended December 31, 2001 the Company operations included other divisions that are no longer active. The cost of sales related to these operations was $78,000, which is included in cost of sales in the audited financial statements for the year ended December 31, 2001. There were no sales related to these functions.

OPERATING  EXPENSES

                                  YEARS ENDED DECEMBER 31,
                                 2002                  2001
                         -------------------     -------------------
    Selling, general
     and administrative      465,000  100.0%         428,500  100.0%

Selling, general and administrative expense. Selling, general and administrative ("SG&A") expenses were $465,000 in 2002 compared to $428,500 in 2001, a net decrease of $36,500.

OTHER  INCOME  AND  EXPENSES

     Interest income and expense, net. Net interest expense was $303,297 in the year ended December 31, 2002, compared to net interest expense of $328,314 in 2001. The decline in interest expense is a result of lower prevailing interest rates and lower average investment balances.

     Other income and expense, net. Net other income in 2002 was $269,743 compared to other income of $149,127 in 2001. Our other income consists primarily of rental income received from L3 Communications, (formerly Raytheon). The additional increase from the prior year is due to a one-time legal settlement payment of $175,000.

     Discontinued operations. During the second quarter of 2002, we decided to divest our Yacht Manufacturing division. We completed the disposal of the division in the fourth quarter of 2002. During 2002, we recorded a special charge of $407,000, which included the impairment of assets and closing related expenses.

BACKLOG  BY  SEGMENT (UNAUDITED)

                   TOTAL         ENGINEERING AND       MANAGEMENT
                  COMPANY     INFORMATION TECHNOLOGY    SERVICES    MANUFACTURING
                ------------  ----------------------  ------------  -------------
Year End 2001.    7,787,504               879,993       6,445,507        462,005
Year End 2002.    9,266,081             1,254,134       6,803,252      1,208,695

June  30, 2002    4,373,000             1,194,230       2,172,770      1,006,000
June  30, 2003    4,203,000             1,354,000       2,518,000        330,000

     It is expected that a substantial portion of funded backlog will be converted to revenue during 2003 and 2004. However, there can be no assurance that our backlog will become revenue in any particular period, if at all.

LIQUIDITY  AND  CAPITAL  RESOURCES

     We had cash balances totaling approximately $265,000 at June 30, 2003. During the past fiscal year, our principal sources of funds have been cash generated from loans, financing activities and from continuing operations.

     We will need approximately $1 million of additional working capital within the next twelve months to pay down vendors and amounts we owe to continue our current operations. Based on our current operations, we believe we can continue to operate for an additional 8 months. We will need an additional $3 million of working capital to refinance or pay off our debt with SouthTrust Bank within the next 8 months. We will attempt to obtain this capital through borrowing or from selling our stock privately. Failure to maintain such funding within the next eight months would likely prohibit us from continuing our operations.

     We currently intend to satisfy our long-term liquidity requirements from cash flow from operations and with the proceeds from future debt and equity offerings. However, we have no specific plan for future debt or equity offerings nor have we identified any source from which such funding could be obtained. Further, our long-term liquidity requirements will depend on many factors, including but not limited to, various risks associated with our business that affect our sales levels and pricing, our ability to recover all of our up-front costs related to future acquisitions, capital expenditures and operating expense requirements and there can be no assurance that we will not need to raise additional funds to satisfy them.


                    PART I - ITEM 3.  DESCRIPTION OF PROPERTY

PROPERTY

     Our engineering, manufacturing and research and development activities and administrative offices are located in Fort Walton Beach, Florida.

     The following table presents certain information on our leased and owned operating properties as of October 24, 2003:

                                SQ.                                     LEASED    LEASE EXPIR-             LOAN
         LOCATION              FEET                  USE               OR OWNED   ATION DATE             MATURITY
---------------------------  ----------   --------------------------  ----------  ------------  ---------------------------
91 Hill Avenue, . . . . . .   47,200      Engineering, manufacturing    Owned          N/A      $1,560,000 owed as of September
Fort Walton Beach, Florida                 and research and                                     1, 2003. Mortgage due Oct.
32549                                      development, and                                     1, 2004.
                                           administrative office

321 Bream Avenue, Unit 604
Fort Walton Beach, Florida .   1,089      Condominium                   Owned          N/A      $190,000 owed as of June 30,
32548                                                                                           2003.  Mortgage due December
                                                                                                27, 2004.

755 Lovejoy Road. . . . . .   10,000      Precision machine shop        Leased    Leased, month
Fort Walton Beach, Florida .              metal fabrication                       to month  for
32548                                                                             $1,802 per month.


PART I - ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents information known to us, as of the date of this prospectus relating to the beneficial ownership of common stock by:

     - each person who is known by us to be the beneficial holder of more than 5% of our outstanding common stock;
     -    each  of  our  named  executive  officers  and  directors;  and
     -    our  directors  and  executive  officers  as  a  group.

     We believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, except as noted. Unless otherwise indicated, the address of each stockholder listed in the table is care of Spectrum Sciences & Software Holdings Corporation, 91 Hill Avenue NW, Fort Walton Beach, Florida 32548.

     Percentage ownership in the following table is based on 18,844,000 shares of common stock outstanding as of the date of this prospectus. A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the base number of outstanding shares, increased to reflect the shares underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person.

                                                                   PERCENTAGE OF
                                               NUMBER OF               SHARES
                                                 SHARES             BENEFICIALLY
               NAME OF BENEFICIAL OWNER     BENEFICIALLY OWNED         OWNED
               ------------------------     ------------------     -------------
               Donal R. Myrick                  2,500,000               13.3%
               All directors and officers       2,500,000               13.3%

PART  I  - ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names of our executive officers and directors, their ages as of October 24, 2003, and the positions currently held by each are as follows:

NAME                        AGE     POSITION
----                        ---     --------
Donal  R. Myrick             64     Chief Executive Officer, Chairman of the
                                    Board of  Directors
Donald  L.  Garrison         56     Vice  President,  Chief  Operating Officer
William  H.  Ham,  Jr.       55     Vice  President
Nancy  Chadderdon  Gontarek  48     Chief  Financial  Officer
Kelvin D. Armstrong          62     Director
Karl Heer                    54     Director

BIOGRAPHIES  OF  EXECUTIVE  OFFICERS

     DONAL R. MYRICK. Mr. Myrick, our CEO and Chairman of the Board of Directors, founded Spectrum Sciences & Software, Inc. in 1982, Mr. Myrick has been the chief executive officer of Spectrum since 1982. Mr. Myrick has over 30 years of relevant technical and managerial experience in military operations research, hazard analysis, range planning, range safety, weapon systems analysis, weapon performance and analysis, threat definition, engagement analysis, and the development and application of large scale computer simulations. In his professional career, Mr. Myrick has participated in a broad range of major programs ranging from the XB-70 Project (while a research engineer at North American Aviation from 1963 to 1965), the Saturn, Apollo and Skylab and Lunar Landing projects (while a research engineer at Teledyne-Brown Engineering Company from 1965 to 1974), and to the design and operation of major national training ranges, to numerous weapon systems design, development and test programs. In the past few years, Mr. Myrick led a team of analysts and programmers in a successful multi-year program to develop hazard assessment methodologies and supporting data bases which have become the core of the Air Force Range Planning Program. Mr. Myrick is also the sole shareholder of the following three inactive non publicly reporting companies: Spectrum Manufacturing, Inc; Spectrum Equipment and Transport Company; and Apogee Financial, Inc. Mr. Myrick earned a B.S. degree in Mathematics in 1960 and a M.S. degree in Mathematics in 1962, both from Texas Technological College. Mr. Myrick also taught mathematics at Texas Technological College (from 1960 to
1963), has published many technical articles, and has presented papers at both national and international forums. Mr. Myrick has signed a three year employment agreement to serve as president of Spectrum that will take effect upon Spectrum becoming a publicly reporting company under the 1934 Act, as amended (which is 60 days after the date this registration statement was first filed with the U.S. Securities and Exchange Commission) or upon the first day of trading for Spectrum on the Over the Counter Bulletin Board (the "OTCBB").

     DONALD L. GARRISON. Mr. Garrison has been the Chief Operating Officer of Spectrum Sciences & Software, Inc. since November 2002. From 1986 to 2002 Mr.
Garrison was the Vice President of Spectrum Sciences & Software, Inc. Mr. Garrison earned a B.S. degree in Electrical Engineering from the United States Air Force Academy in 1969, and he earned a M.S. degree in Electrical Engineering from Oklahoma State University in 1976.

     WILLIAM H. HAM, JR. Mr. Ham has been the Vice President in charge of Range Systems Operations and Maintenance for Spectrum Sciences & Software, Inc. since August, 1999. Mr. Ham is responsible for all contracts including personnel, budgeting, performance contracts, sub contracts and proposals. From 1991 to 1999 Mr. Ham was a senior scientist with Spectrum Sciences & Software, Inc. Mr. Ham earned a B.S. degree in Electrical Engineering from the United States Air Force Academy in 1970. He earned a Certificate in Airspace Planning from the Federal Aviation Administration in 1978.

     NANCY CHADDERDON GONTAREK. Ms. Gontarek has been the Chief Financial Officer of Spectrum Sciences & Software, Inc. since November, 2002. From November, 2000 to November 2002, Ms. Gontarek was the controller of Spectrum Sciences & Software, Inc. From 1995 to 2000, Ms. Gontarek was the controller for Nugget Oil, Inc. located in Crestview, Florida. Ms. Gontarek earned a B.A. degree from State University of New York at Fredonia, New York, and she earned an M.B.A. from George Washington University in Washington, DC in 1982.

     KELVIN "KELLY"DONALD ARMSTRONG. Mr. Armstrong has been a director of Spectrum since October 2003. From 1979 to 1998, Mr. Armstrong owned and managed the Glen Oak Ford auto dealership in Victoria, British Columbia, Canada. Mr. Armstrong sold the Ford auto dealership in 1998. In 1998, Mr. Armstrong founded KellyOak Enterprises, Ltd., an investment and property management firm. Also, in 1998, Mr. Armstrong founded KOEL Enterprises, Ltd., a consulting firm that provides consulting and management services to companies having financial problems. In 1992, Mr. Armstrong was elected to the Victoria City Counsil where he served for one year. Mr. Armstrong served on the Victoria, British Columbia Police Board from 1989 to 1992. Additionally, Mr. Armstrong is president of the Cystic Fibrosis Foundation, Victoria, British Columbia Chapter, director of
Cystic  Fibrosis  Canada  and  director  of  Arbutus  Society  for  Children.

     KARL HEER. Mr. Heer has been a director of Spectrum since October 2003. From 1986 to the present, Mr. Heer has co-owned and operated Nautic Distributors Ltd., based in Richmond, British Columbia, Canada. Nautic is a distributor of water sporting goods (water skis, wake boards and ancillary products like gloves, life jackets and tow ropes) throughout Canada. From 1985 to 1990, Mr. Heer was the district credit manager for W.G. McMahon Ltd. a carpet and floor covering wholesale company based in Burnaby, British Columbia. At W.G. McMahon Mr. Heer was responsible for handling credit and collections through the western Canadian provinces. From 1976 to 1985, Mr. Heer was the district credit manager for Buckwold's (Western) Ltd. also a carpet and floor covering wholesale company, based in Saskatoon, Saskatchewan, Canada. At Buckwold's Mr. Heer was responsible for handling credit and collections through the western Canadian provinces. Mr. Heer earned a B.A. degree in Commerce from Simon Fraser University, located in Burnaby, British Columbia, in 1971.

DIRECTORS'  COMPENSATION

     Currently there is no compensation package for our board. We expect to create a compensation package for our board members during the next 12 months.

     Further, former director Mr. Brannon received no compensation in 2002 pursuant to his consulting agreement with the Company. However, Mr. Brannon was paid $25,000 in December 2001 for corporate counseling services.

     We currently do not have any employee stock option or other incentive plans.

BOARD  OF  DIRECTORS  AND  COMMITTEES

     The directors are elected to one-year terms. Each director holds office until the expiration of the director's term, until the director's successor has been duly elected and qualified or until the earlier of such director's resignation, removal or death. Our board of directors does not have an audit or any other committee.

PART  I  -  ITEM  6.  EXECUTIVE  COMPENSATION

     The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer and each of the four other most highly compensated employee executive officers, or the named executive officers, that earned more than $50,000 during the last three fiscal years:

                      SUMMARY COMPENSATION TABLE

                                               Annual Compensation
                                          ----------------------------
                               Fiscal                 Other Annual
Name and Principal Position     Year      Salary ($)  Compensation ($)
                                ----      ----------  ----------------
Donal R. Myrick, CEO, Chairman
 of the Board of Directors * .  2002      99,996                 0
                                2001      91,998                 0
                                2000      36,005                 0

Donald L. Garrison, COO. . . .  2002      82,014                 0
                                2001      82,014                 0
                                2000      82,014                 0

William H. Ham, Jr., VP. . . .  2002      60,984                 0
                                2001      71,701                 0
                                2000      72,080                 0

Nancy Chadderdon Gontarek, CFO  2002      65,000                 0
                                2001      65,000                 0
                                2000       4,865                 0

* Mr. Myrick has signed a three year employment agreement to serve as president of Spectrum that will take effect upon Spectrum becoming a publicly reporting company under the 1934 Act, as amended (which is 60 days after the date this registration statement was first filed with the U.S. Securities and Exchange Commission) or upon the first day of trading for Spectrum on the Over the Counter Bulletin Board (the "OTCBB"). Mr. Myrick's compensation pursuant to this employment agreement will be $10,000 per month.

STOCK  OPTION  GRANTS

     There were no individual grants of stock options to any Executive Officers during the fiscal years ended December 31, 2002, 2001 or 2000.

PART  I  -  ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Donal R. Myrick is the sole shareholder of two corporations that are without operations, Spectrum Manufacturing, Inc. and Spectrum Equipment & Transport Co. Spectrum Manufacturing, Inc. is a co-defendant in the lawsuit by the Trident Company against Spectrum Sciences & Software, Inc.

     On December 28, 2001, the Company entered into a consulting agreement with Harold Dwain Brannon, a former director of the Company. Mr. Brannon agreed to provide corporate counseling services for an initial term of one year and for an initial fee of $25,000, plus expenses.

     On June 20, 2002, the Company was advanced $500,000 from Brannon Capital, Inc. The repayment of this advance was due December 20, 2002. The Company currently owes $427,500, which is due by November 30, 2003. The beneficial owner of Brannon Capital, Inc. is Harold Dwain Brannon, a former director of the Company.

     Kay Dean Ham, the wife of our vice president William H. Ham, has made two short term unsecured loans to Spectrum Sciences & Software, Inc. A loan of $75,000 was made on March 12, 2002. This loan was repaid with interest paid of $750. A Loan of $65,000 was made on July 19, 2002. This loan was repaid with interest paid of $925.

     Donal R. Myrick, our president and CEO loaned Spectrum Sciences & Software, Inc. $20,000 in October, 2002. This advance was made as convertible promissory note due on June 30, 2003, bearing 6% interest per year. This loan could have been converted into common stock at a price of $1.00 per share. This promissory note was paid off in cash on September, 2003.

     On March 3, 2003, we issued 100,000 shares of our common stock (taking into account the forward two for one split on April 9, 2003) to Jackson Steinem, Inc. for consulting services related to the filing of our registration statement.
The beneficial owner of Jackson Steinem, Inc. is Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel. This stock issuance was valued at $5,000 or $.05 per share.

                   PART I - ITEM 8.  DESCRIPTION OF SECURITIES

DESCRIPTION  OF  SECURITIES

     Our authorized capital stock currently consists of 80,000,000 shares of Common Stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. There are 18,844,000 shares of our common stock issued and outstanding, and no other securities, including without limitation any preferred stock, convertible securities, options, warrants, promissory notes or debentures outstanding.
The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Certificate of Incorporation and its restatements, together with our corporate bylaws.

                                  COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefor.

     Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of:

     a. all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

     b. all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

     c.   all  liquidation  preferences on any then outstanding preferred stock.

     Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

                                 PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, we have no plans to issue any shares of our preferred stock.

                           DELAWARE ANTI-TAKEOVER LAW

     If we close an initial public offering of our securities, and become listed on a national stock exchange or the NASDAQ Stock Market or have a class of voting stock held by more than 2000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

     As a result of Section 203 of the General Corporation Law of Delaware, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

DIVIDENDS

     We have not declared any dividends since inception, and have no present intention of paying any cash dividends on our shares in the foreseeable future. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

TRANSFER  AGENT  AND  REGISTRAR

The transfer agent for our common stock is Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093 and its telephone number is (972) 612-4120.

   PART II - ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our common stock has traded on the Electronic Pink Sheets as a non-reporting company since 2000 under the symbol SIVY, until April 2003 when the symbol was changed to SPSC. Trading volume has historically been negligible. The high and low bid prices at the close of each fiscal quarter for the past 13 quarters are as follows:

                                                         BID
                                                         ---
                                                     HIGH   LOW
                                                     -----  ----
September 30, 2000 . . . . . . . . . . . . . . . .    .375   .375
December 31, 2000. . . . . . . . . . . . . . . . .   4.75    .375

March 31, 2001 . . . . . . . . . . . . . . . . . .   1.125   .55
June 30, 2001. . . . . . . . . . . . . . . . . . .   3.00    .375
September 30, 2001 . . . . . . . . . . . . . . . .    .51    .25
December 31, 2001. . . . . . . . . . . . . . . . .    .25    .15

March 31, 2002 . . . . . . . . . . . . . . . . . .    .15    .15
June 30, 2002. . . . . . . . . . . . . . . . . . .    .15    .15
September 30, 2002 . . . . . . . . . . . . . . . .   1.50    .15
December 31, 2002. . . . . . . . . . . . . . . . .   2.00   1.30

March 31, 2003 . . . . . . . . . . . . . . . . . .   2.10   1.30
June 30, 2003. . . . . . . . . . . . . . . . . . .   2.22   1.14
September 30, 2003 . . . . . . . . . . . . . . . .   1.85   1.40

Source:  Pink  Sheets,  LLC

These quotations represent prices between dealers and do not include retail markup, markdown, or commission. They do not represent actual transactions and have not been adjusted for stock dividends or splits. Further these trading records, prior to June 30, 2003, are for Silva Bay International, Inc. and predate Silva Bay International, Inc. acquiring Spectrum Sciences & Software, Inc.

     As of October 24, 2003, there were approximately 36 shareholders of record of the Company's common stock. On April 9, 2003, the Company effectuated a two for one forward split of its common stock.

     The Company has not paid any cash dividends for the past three fiscal years or during the interim period presented and has no intention to pay a dividend.


                      PART II - ITEM 2.  LEGAL PROCEEDINGS

     On January 13, 2003, The Trident Company obtained a default judgment in the District Court of Tulsa County, State of Oklahoma, Case No. CJ-2003-1787, against Spectrum Sciences & Software, Inc. and Spectrum Manufacturing, Inc. in the amount of approximately $143,000.

On April 21, 2003, the United States Internal Revenue Service obtained a lien against any and all of Spectrum's assets in the amount of approximately
$173,041.01.  Spectrum  has  entered  into  a  payment arrangement with the IRS.

     We currently have a debt to Washington Group International, Inc. of approximately $73,900, and this debt may be reduced a confession of judgment. We are attempting resolve this debt.

     In December, 2002, three Spectrum employees each filed complaints for violation of civil rights, discrimination, harassment, hostile work environment and retaliation in the United States District Court, District of Arizona. The Case numbers for these complaints are: CIV '02 2621 PHX MHM; CIV '02 2619 PHX DKD; and CIV '02 2620 PHX FJM. In January, 2003, Spectrum filed answers to all three complaints, denying all allegations of wrongdoing. All three plaintiffs are claiming "undue stress and anxiety" from Spectrum's actions. There were no damage amounts specified in any of the actions. The plaintiffs are requesting the following:

     A. Compensatory damages, plus special incidental damages in such a sum as may be proven at trial;
     B.   For  punitive  damages  in  such  a  sum  as  may  be proven at trial;
     C.   For  cost  for  the  suit;
     D.   For  attorney's  fees;  and
     E.   For  other  such  relief  as  the  Court  deems  just  and  proper.

     Spectrum  does  not  know  what  the  outcome  of  this litigation will be.

     On or about May 28, 2003, Business & Commercial Brokerage, Inc. filed a complaint against Spectrum Sciences & Software, Inc. (a Florida Corporation) and Donal R. Myrick (Case No. 2003 CA 001093) in the Circuit Court in and for Escambia County, Florida. The complaint is based upon an alleged breach of contract related to the sale of any and all assets of Spectrum Sciences & Software, Inc. The plaintiff Business & Commercial Brokerage, Inc. is seeking damages in the form of a sales commission, additional unspecified damages, interests, court costs and attorney fees. Spectrum has answered the complaint with an affirmative defense that Business & Commercial Brokerage, Inc. is not owed any commission or any other damages. Spectrum does not know what the outcome of this litigation will be.

     Spectrum  is  not  aware  of  any  other  pending or threatened litigation.

        PART II - ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The auditor for the Company prior to the April 2, 2003 acquisition of Spectrum Sciences & Software, Inc. was Richard M. Prinzi, Jr., CPA. The auditor of the acquired company, Spectrum Sciences & Software, Inc., is Tedder, James, Worden & Associates, P.A. Going forward after the merger of April 3, 2003, the Company's auditor will be Tedder, James, Worden & Associates, P.A.

     The prior auditor Richard M. Prinzi, Jr. was dismissed. The prior auditor Richard M. Prinzi, Jr.'s report did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principals. There were no disagreements with the prior auditor Richard M. Prinzi, Jr. The decision to change accountants was approved be the board of directors.

           PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     Donal R. Myrick, our president and CEO loaned Spectrum Sciences & Software, Inc. $20,000 in October, 2002. This advance was made as convertible promissory note due on June 30, 2003, bearing 6% interest per year. This loan could have been converted into common stock at a price of $1.00 per share. The shares underlying the convertible promissory note were restricted shares. This promissory note was paid off in cash on September, 2003. The securities transaction was a private transaction (there was no general solicitation) without registration in reliance on the exemptions provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933, as amended.

     On March 3, 2003, the Company issued 100,000 shares of common stock (taking into account the forward two for one stock split of April 9, 2003) to Jackson Steinem, Inc. for consulting services related to the filing of our registration statement. The beneficial owner of Jackson Steinem, Inc. is Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel. This stock issuance was valued at $5,000 or $.05 per share. The sale was a private transaction (there was no general solicitation) without registration in reliance on the exemption provided by Rule 701 of the Securities Act of 1933, as amended. The purchaser received restricted shares.

          On April 2, 2003, the Company issued 2,500,000 shares of common stock (taking into account the forward two for one stock split of April 9, 2003) to Donal R. Myrick, our president and CEO, in exchange for Mr. Myrick's 600 shares of Spectrum Sciences & Software, Inc., which were all of the issued and outstanding shares of Spectrum Sciences & Software, Inc. This transaction was part of the merger in which the Company acquired all of the assets of Spectrum Sciences & Software, Inc. The securities transaction was a private transaction (there was no general solicitation) without registration in reliance on the exemptions provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933, as amended. The purchaser received restricted shares.

     Note, on April 9, 2003, the Company effectuated a two for one forward split of its common stock.


          PART II - ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our amended and restated certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

                                       INDEX TO FINANCIAL STATEMENTS

                                SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.


SPECTRUM SCIENCES & SOFTWARE, INC.
     Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1
     Balance Sheets as of December 31, 2002. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2
     Statements of Operations for the years ended December 31, 2002 and 2001 . . . . . . . . . . . . . .  F-3
     Statements of Shareholders' Deficit for the years ended December 31, 2002 and 2001. . . . . . . . .  F-4
     Statements of Cash Flows for the years ended December 31, 2002 and 2001 . . . . . . . . . . . . . .  F-5
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

SILVA BAY INTERNATIONAL, INC.
     Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-26
     Balance  Sheets  as  of  December  31,  2002  and  2001 . . . . . . . . . . . . . . . . . . . . . .  F-27
     Statements of Operations for the years ended December 31, 2002 and 2001 and from inception on on August 28, 1998 to December 31, 2002. . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-28
     Statements of Stockholders' Deficit for the years ended December 31, 2002 and 2001. . . . . . . . .  F-29
     Statements of Cash Flows for the years ended December 31, 2002 and 2001 and from inception on on August 28, 1998 to December 31, 2002. . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-30
     Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-31
     Independent  Auditors'  Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-35
     Balance  Sheets  as  of  March  31,  2003  and  2002  (unaudited) . . . . . . . . . . . . . . . . .  F-36
     Statements of Operations for the three months ended March 31, 2003 and 2002 and  from  inception  on  August  28,  1998  to  March  31,  2003  (unaudited) . . . . . . . .  F-37
     Statements  of  Stockholders'  Deficit for the three months ended March 31,
          2003  and  2002  (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-38
     Statements  of  Cash  Flows  for  the three months ended March 31, 2003 and
          2002 and  from  inception  on  August  28,  1998  to  March  31,  2003  (unaudited). . . . . .  F-39
     Notes  to  Unaudited  Financial  Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-40

SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
     Consolidated  Balance  Sheet  as  of  June  30,  2003 (unaudited) . . . . . . . . . . . . . . . . .  F-41
     Consolidated  Statements  of Operations for the three months and six months ended  June  30,  2003  and  2002. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-42
     Consolidated  Statements  of  Cash  Flows for the six months ended June 30,
          2003  and  2002. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-43
     Notes  to  Consolidated  Financial  Statements. . . . . . . . . . . . . . . . . . . . . . . . . . .  F-44

SPECTRUM  SCIENCES  &  SOFTWARE  HOLDINGS  CORP.  UNAUDITED  PRO  FORMA
COMBINED  FINANCIAL  STATEMENTS

     Introduction to Unaudited Pro Forma Combined Financial Statements . . . . . . . . . . . . . . . . .  F-49
     Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2002 . . . . .  F-50
     Notes to the Pro Forma Combined Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .  F-51
     Unaudited Pro Forma Combined Statement of Operations for the six months ended June  30,  2003 . . .  F-52


                    TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
                Certified Public Accountants & Business Advisors
           An Independently Owned Member of the RSM McGladrey Network

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To  the  Board  of  Directors  of
     Spectrum  Sciences  &  Software,  Inc.


We have audited the accompanying balance sheet of Spectrum Sciences & Software, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, shareholder's deficit, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Sciences & Software, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency. These factors, and the need for additional financing in order for the Company to meet its business plans, raise substantial doubt about its ability to repay outstanding notes payable and continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 (h) to the financial statements, the Company changed its method of accounting for goodwill of January 1, 2002 as required by the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/  TEDDER,  JAMES,  WORDEN  &  ASSOCIATES,  P.A.

Orlando,  Florida
May  9,  2003

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                                  BALANCE SHEET

                                December 31, 2002


                                ASSETS
                                -------
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . .  $   633,909
  Receivables . . . . . . . . . . . . . . . . . . . . .    2,084,789
  Inventories . . . . . . . . . . . . . . . . . . . . .      291,344
  Prepaid expenses. . . . . . . . . . . . . . . . . . .        8,993
                                                         ------------

    Total current assets. . . . . . . . . . . . . . . .    3,019,035

  Property, plant, and equipment, net . . . . . . . . .    2,071,948
  Cash surrender value of life insurance. . . . . . . .       19,701
  Other assets. . . . . . . . . . . . . . . . . . . . .       17,024
                                                         ------------

    Total assets. . . . . . . . . . . . . . . . . . . .  $ 5,127,708
                                                         ============

                 LIABILITIES AND SHAREHOLDER'S DEFICIT
                 -------------------------------------

Current liabilities:
  Accounts payable. . . . . . . . . . . . . . . . . . .  $ 1,413,229
  Accrued expenses. . . . . . . . . . . . . . . . . . .      940,406
  Contract deposits . . . . . . . . . . . . . . . . . .      173,936
  Bank lines of credit. . . . . . . . . . . . . . . . .    1,201,111
  Current portion of long-term debt . . . . . . . . . .    1,975,591
  Due to related parties (Note 9) . . . . . . . . . . .      568,870
                                                         ------------

    Total current liabilities . . . . . . . . . . . . .    6,273,143

  Long-term debt, less current portion. . . . . . . . .       30,122
                                                         ------------

    Total liabilities . . . . . . . . . . . . . . . . .    6,303,265

Commitments and contingencies (Note 16)

Shareholder's deficit:
  Common stock, $1 par value; 1,000 shares authorized;
    600 shares issued and outstanding . . . . . . . . .          600
  Accumulated deficit . . . . . . . . . . . . . . . . .   (1,176,157)
                                                         ------------

    Total shareholder's deficit . . . . . . . . . . . .   (1,175,557)
                                                         ------------

    Total liabilities and shareholder's deficit . . . .  $ 5,127,708
                                                         ============


See  the  accompanying  notes  to  the  financial  statements.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                 For the years ended December 31, 2002 and 2001


                                                        2002           2001
                                                    -------------  ------------
Revenues . . . . . . . . . . . . . . . . . . . . .  $ 12,261,630    11,873,525

Cost of revenues . . . . . . . . . . . . . . . . .   (11,875,499)  (11,033,382)
                                                    -------------  ------------

    Gross profit . . . . . . . . . . . . . . . . .       386,131       840,143

Operating expenses . . . . . . . . . . . . . . . .      (464,987)     (428,541)
                                                    -------------  ------------

    Income (loss) from operations. . . . . . . . .       (78,856)      411,602

Non-operating expense, net . . . . . . . . . . . .       (33,554)     (179,187)
                                                    -------------  ------------

    Income (loss) from continuing operations . . .      (112,410)      232,415

Discontinued operations:
  Loss on disposal of yacht manufacturing segment.      (407,250)            -
                                                    -------------  ------------

    Income (loss) before cumulative effect of
      accounting change. . . . . . . . . . . . . .      (519,660)      232,415

  Cumulative effect of accounting change for
    SFAS No. 142 . . . . . . . . . . . . . . . . .       (91,022)            -
                                                    -------------  ------------

    Net income (loss). . . . . . . . . . . . . . .  $   (610,682)      232,415
                                                    =============  ============

Weighted average shares outstanding:

  Basic and diluted. . . . . . . . . . . . . . . .           600           600
                                                    =============  ============

Earnings (loss) per share:
  Basic and diluted. . . . . . . . . . . . . . . .  $  (1,017.80)       387.36
                                                    =============  ============

See  the  accompanying  notes  to  the  financial  statements.

                                     SPECTRUM SCIENCES & SOFTWARE, INC.

                                    STATEMENTS OF SHAREHOLDER'S DEFICIT

                              For the years ended December 31, 2002 and 2001


                                                               COMMON STOCK
                                                        --------------------------  ACCUMULATED
                                                           SHARES        AMOUNT       DEFICIT       TOTAL
                                                        ------------  ------------  -----------  -----------
Balances at December 31, 2000, as previously reported.           600  $        600    (705,825)    (705,225)

Restatement (Note 12). . . . . . . . . . . . . . . . .             -             -     (92,065)     (92,065)
                                                        ------------  ------------  -----------  -----------

Balances at December 31, 2000, as restated . . . . . .           600           600    (797,890)    (797,290)

Net income . . . . . . . . . . . . . . . . . . . . . .             -             -     232,415      232,415
                                                        ------------  ------------  -----------  -----------

Balances at December 30, 2001. . . . . . . . . . . . .           600           600    (565,475)    (564,875)

Net loss . . . . . . . . . . . . . . . . . . . . . . .             -             -    (610,682)    (610,682)
                                                        ------------  ------------  -----------  -----------

Balances at December 31, 2002. . . . . . . . . . . . .           600  $        600  (1,176,157)  (1,175,557)
                                                        ============  ============  ===========  ===========

See  the  accompanying  notes  to  the  financial  statements.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 2002 and 2001

                                                                   2002        2001
                                                               ------------  ---------
Cash flows from operating activities:
  Net income (loss) . . . . . . . . . . . . . . . . . . . . .  $  (610,682)   232,415
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Write-down of obsolete inventory. . . . . . . . . . . . .      289,652          -
    Depreciation. . . . . . . . . . . . . . . . . . . . . . .      148,899    182,764
    Restatement (Note 12) . . . . . . . . . . . . . . . . . .       92,065          -
    Cumulative effect of accounting change. . . . . . . . . .       91,022          -
    Decrease in cash surrender value of life insurance. . . .        5,059        376
    Amortization. . . . . . . . . . . . . . . . . . . . . . .            -     14,340
    Loss on disposal of equipment . . . . . . . . . . . . . .            -     11,271
    Discontinued operations:
      Provision for doubtful accounts . . . . . . . . . . . .       34,978          -
      Gain on extinguishment of debt. . . . . . . . . . . . .      (36,726)         -
    (Increase) decrease in assets:
      Receivables . . . . . . . . . . . . . . . . . . . . . .       27,579    419,048
      Inventories . . . . . . . . . . . . . . . . . . . . . .      472,989   (454,526)
      Prepaid expenses. . . . . . . . . . . . . . . . . . . .       (8,993)         -
      Other assets. . . . . . . . . . . . . . . . . . . . . .         (723)     5,620
    Increase (decrease) in liabilities:
      Accounts payable. . . . . . . . . . . . . . . . . . . .      204,999    301,489
      Accrued expenses. . . . . . . . . . . . . . . . . . . .      332,434   (100,669)
      Contract deposits . . . . . . . . . . . . . . . . . . .     (114,349)   288,285
      Due to the Department of Defense. . . . . . . . . . . .            -   (640,392)
                                                               ------------  ---------

        Net cash provided by continuing operations. . . . . .      928,203    260,021
        Net cash used in discontinued operations. . . . . . .      (33,146)         -
                                                               ------------  ---------

        Net cash provided by operating activities . . . . . .      895,057    260,021

Cash flows from investing activities:
  Purchase of property and equipment. . . . . . . . . . . . .      (13,570)  (106,036)
  Proceeds from sale of discontinued operations . . . . . . .      360,000          -
                                                               ------------  ---------

        Net cash provided by (used in) investing activities .      346,430   (106,036)

Cash flows from financing activities:
  Net repayments on bank lines of credit. . . . . . . . . . .   (1,069,437)  (162,377)
  Proceeds from notes payable . . . . . . . . . . . . . . . .       75,000     13,343
  Payments on notes payable . . . . . . . . . . . . . . . . .     (146,962)  (295,239)
  Advances from related parties . . . . . . . . . . . . . . .      641,370    250,903
  Repayments of advances from related parties . . . . . . . .     (322,073)    (1,330)
                                                               ------------  ---------

        Net cash used in financing activities . . . . . . . .     (822,102)  (194,700)
                                                               ------------  ---------

        Net increase (decrease) in cash and cash equivalents.      419,385    (40,715)

Cash and cash equivalents - beginning of year . . . . . . . .      214,524    255,239
                                                               ------------  ---------

Cash and cash equivalents - end of year . . . . . . . . . . .  $   633,909    214,524
                                                               ============  =========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest. . . . . . . . . . . . . . . . . . . . . . . . .  $   300,693    350,391
                                                               ============  =========

See  the  accompanying  notes  to  the  financial  statements.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(A)     ORGANIZATION  AND  NATURE  OF  BUSINESS

     Spectrum Sciences & Software, Inc. (the "Company") was incorporated in the State of Florida on October 8, 1982. Headquartered in Fort Walton Beach, Florida, the Company has three reportable segments - management services, manufacturing, and engineering and information technology services. Management services include providing engineering, technical, and operational services in the area of defense range management specializing in bombing and gunnery training range operation and maintenance. Manufacturing operations includes the design and construction of munitions ground support equipment and containers for the shipping and storage of munitions and equipment. The Company's engineering and information technology services segment consists of the sale of engineering and information technology services developed to assist in hazard management and weapons impact analysis.

     The Company's contracts are primarily fixed price contracts with the United States Department of Defense (DOD). The Company currently has contracts in Florida and Arizona. During the years ended December 31, 2002 and 2001, 99% of the Company's revenues were derived from contracts with the DOD.

(B)     REVENUE  AND  COST  RECOGNITION

     The Company's principal source of revenue is derived from contracts from the United States Department of Defense (DOD) and other governmental contractors. Revenues and costs of revenues earned are recognized for its three segments as described below. Management's revenue recognition policies, including methods and criteria used for determining extent of completion on its contracts, are described below.

Management  Services

     The Company recognizes income on its management service contracts over the life of the contract as delivery of services occur. All related costs to perform the services, which consist primarily of labor costs, including those subcontracted to other parties, are also recorded as the costs are incurred.

     Manufacturing

     The Company recognizes revenue on long-term fixed price manufacturing contracts on a percentage of completion method of accounting based on the ratio of costs incurred to the estimated total costs upon completion. Criteria used in determining substantial completion for its manufacturing contracts include compliance with performance specifications and customer acceptance. Materials purchased in advance of the start of the labor process are held as inventory until the manufacturing process begins.

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

     Engineering  and  Information  Technology  Services  (Computer  Software)

     Management recognizes revenue under certain long-term fixed price contracts that require product deliveries based on a percentage of completion method using units of delivery as the measurement basis for efforts accomplished. Products include engineering studies, computer simulation and modeling programs and other technical services and programs that are related to range planning methodology. Criteria used in determining substantial completion on contracts for the Engineering and Information Technology Services contracts include compliance with performance specifications.

     Management believes the above methods and criteria are the best available measures of progress for such contracts. Because of the inherent uncertainties in estimating costs and revenues, it is at least reasonably possible that the estimates used will change within the near term.

     Revenue from claims is recognized when realization is probable and the amount can be reliably estimated. When realization is probable but the amount cannot be reliably estimated, revenue is recognized to the extent of costs incurred, or revenue is recognized when the amounts are received or awarded.

     Costs of revenues earned include all direct costs (labor, travel, relocations, materials, subcontracts, and other), and those indirect costs allocable to a contract. Allocations of indirect costs are based on the relative amounts of direct labor. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revenues are determined.

(C)     CASH  AND  CASH  EQUIVALENTS

     The Company considers cash on hand, deposits in banks, and money market accounts to be cash and cash equivalents.

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(D)     ALLOWANCES

          The Company provides appropriate provisions for uncollectible accounts and credit for returns based upon factors surrounding the credit risk and activity of specific customers. Ninety-nine percent of the Company's revenue and related accounts receivable are derived from contracts with the DOD which minimizes the risk of uncollectibility. In the opinion of management, no provisions are deemed necessary for uncollectible accounts or returns for credits at December 31, 2002. If a customer account becomes considered uncollectible, it will be written off at that time.

     Certain commercial accounts receivable were written off during the fiscal year ended December 31, 2002 related to the acquisition of Ver-Val Enterprises (see Note 1(h)). Bad debt expense of approximately $3,900 and $43,600 was recognized as an operating expense in the accompanying financial statements during the years ended December 31, 2002 and 2001, respectively. In 2002, the long-term receivables were written off and an additional $34,978 was charged to the loss from discontinued operations, which is described further in Note 11 to the financial statements.

(E)     USE  OF  ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, results could differ materially from those estimates.

(F)     INVENTORIES

     Inventories are stated at the lower of cost or market, determined by the average cost method. Inventories are reviewed periodically and items considered to be slow-moving, excess and/or obsolete are written down to their estimated net realizable value. During 2002, inventories were reduced by approximately $289,700 due to obsolescence.

(G)     PROPERTY,  PLANT,  AND  EQUIPMENT

     Property, plant, and equipment are carried at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income.

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(H)     GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired. During the fourth quarter of 1999, the Company purchased certain assets and assumed certain liabilities of Ver-Val Enterprises, Inc. ("Ver-Val"). The Company allocated $113,777 to goodwill. Amortization was computed on a straight-line basis over the estimated useful life of 10 years. Amortization expense was $11,377 in 2001 and accumulated amortization was $22,755 at December 31, 2001.

     Effective January 1, 2002, the Company adopted the provisions of FASB Statement No. 142, Goodwill and Other Intangibles ("SFAS No. 142"). The adoption of SFAS No. 142 required an initial impairment assessment involving a comparison of the fair value of goodwill to its current carrying value. Upon adoption, the Company recorded a loss as a cumulative effect of an accounting change of $91,022 related to goodwill in the manufacturing segment. Prior periods have not been restated for the adoption of SFAS No. 142.

(I)     IMPAIRMENT  OF  LONG-LIVED  ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
OF

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(J)     INCOME  TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the shareholder reports his proportionate share of the Company's income or loss on his individual income tax return. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(K)     CONTRACT  DEPOSITS

     The Company has received advance deposits for contracts to be performed in 2003. These advance deposits are recorded as current liabilities at December 31, 2002 in the accompanying balance sheet until such time as the required work is performed and then these amounts are recorded as revenue.

(L)     EARNINGS  (LOSS)  PER  SHARE

Basic earnings (loss) per share ("EPS") is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS is computed in a manner consistent with that of basic EPS while giving effect to the potential dilution that could occur if options and/or warrants to issue common stock were exercised.

(M)     RESEARCH  AND  DEVELOPMENT  COSTS

Research and development costs are expensed as incurred. Research and development costs incurred during 2002 and 2001 totaled approximately $22,300 and $45,000, respectively, and are included in operating expenses in the accompanying statements of operations.

(N)     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

The carrying amount of cash, receivables, accounts payable, and accrued expenses approximates fair value because of the short maturity of those instruments. The fair value of the bank lines of credit and notes payable are assumed to approximate the recorded value because there have not been any significant changes in specific circumstances since the notes and lines were originally recorded.

(O)     CONCENTRATIONS  OF  CREDIT  RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company places its cash with high credit quality financial institutions. At various times throughout 2002 and at December 31, 2002, cash balances held at some financial institutions were in excess of federally insured limits.

Receivables are from the DOD and/or through DOD prime contractors, which minimizes the Company's credit risk. The Company generally does not require collateral or other security to support customer receivables.

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(P)     RECENT  ACCOUNTING  PRONOUNCEMENTS

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of SFAS No. 143 will have a material impact on it's financial position or results of operations.

Also in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation of a subsidiary for which control is likely to be temporary. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. Upon adoption of SFAS No. 144, the Company recorded a loss on disposal of its yacht manufacturing segment of $407,250 in the accompanying statements of operations.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company has implemented SFAS No. 146 in connection with its discontinued operations (see Note 11).


(2)     BASIS  OF  PRESENTATION  AND  GOING  CONCERN

The Company's financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced losses from operations and has an accumulated deficit of $1,176,157 as of December 31, 2002. Additionally, the Company has negative working capital of $3,254,108 at December 31, 2002. These deficits and the dependence of the Company to find alternative financing arrangements to repay its debt owed to its lender are conditions which could affect the Company's ability to continue as a going concern.

The Company's plans to deal with this uncertainty include reducing expenditures, continuing to request forbearance from creditors and raising additional capital or entering into a strategic arrangement with a third party. There can be no assurance that management's plans to reduce expenditures, gain cooperation from creditors, raise capital or enter into a strategic arrangement can be realized. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should the Company be unable to continue as a going concern.

(3)     RECEIVABLES

     Receivables are, primarily comprised of amounts due to the Company for work performed on contracts directly related to the DOD and through DOD prime contractors, consisted of the following at December 31, 2002:

     Contracts  -  billed                          $  1,546,705
     Contracts  -  unbilled                             537,630
                                                   ------------
     Net  trade  receivables                          2,084,335
     Employee  advances  and  notes  receivable             454
                                                   ------------
          Total                                    $  2,084,789
                                                   ============
     Unbilled receivables represent recoverable costs and estimated earnings and consist principally of contract revenue which has been recognized for accounting purposes but is not yet billable to the customer. Substantially all of these amounts will be billed in the following year.

Substantially all of the receivables at December 31, 2002 are due from the DOD or through DOD prime contractors.


(4)     INVENTORIES

     Inventories of the Company at December 31, 2002 consists of the following components:

     Raw  materials                    $  170,344
     Finished  goods                      121,000
                                       ----------
                                       $  291,344
                                       ==========

RAW  MATERIALS

Raw materials consists of sheet metal, various product spare parts, hardware and other miscellaneous materials.

FINISHED  GOODS
Finished goods consist of substantially complete products available for sale. The composition is as follows:

                                 QUANTITY
                                 NUMBER OF
          ITEM                     ITEMS            2002 COST
          -----                  ---------          ----------

Munitions  trailers                    7           $    1,000
B5  A  maintenance  stands           137               20,000
Munitions  assembly  conveyor          2              100,000
                                                   ----------
                                                   $  121,000
                                                   ==========

During 2002, the Company determined that the munitions trailers and B5A maintenance stands with a carrying value of $182,452 were impaired and wrote them down by $161,452 to their estimated fair value. Management determined impairment had occurred due to anticipated significant costs to make the finished goods marketable.


(5)     PROPERTY,  PLANT,  AND  EQUIPMENT

A  summary  of  property  and  equipment  at  December  31, 2002 is as follows:

                                       RANGE OF
                                     LIVE IN YEARS
                                    ---------------
Land . . . . . . . . . . . . . . .               -   $  175,000
Buildings and improvements . . . .         15 - 39    1,565,301
Manufacturing and other equipment.           3 - 7      775,016
Investment property. . . . . . . .              39      220,900
Computer equipment . . . . . . . .               3      102,507
Software . . . . . . . . . . . . .           3 - 5       54,616
Vehicles . . . . . . . . . . . . .           5 - 7       48,288
Furniture and fixtures . . . . . .           5 - 7       24,206
Construction in progress . . . . .               -       38,714
                                                     -----------
          Total. . . . . . . . . .                    3,004,548
Less accumulated depreciation. . .                     (932,600)
                                                      ----------

Net property, plant, and equipment                   $2,071,948
                                                     ===========

Depreciation expense totaled $148,899 and $182,764 during the years ended December 31, 2002 and 2001, respectively.


(6)     ACCRUED  EXPENSES

Accrued  expenses  at  December  31,  2002  consisted  of  the  following:

     Accrued  payroll  and  related  benefits             $  454,249
     Payroll  related  taxes                                 302,289
     Accrued  vacation  and  sick                            128,775
     Accrued  interest  payable                               29,120
     Accrued  property  taxes                                 25,973
                                                          ----------
          Total  accrued  expenses                        $  940,406
                                                          ==========

(7)     BANK  LINES  OF  CREDIT

The  following  is  a summary of the bank lines of credit at December 31, 2002:

AVAILABLE      INTEREST      CURRENT
  CREDIT        TERMS         RATE     COLLATERAL   DUE
----------  --------------  --------  -----------  --------

 1,000,000      Prime + 2%     6.25%      (1)      09/28/01   $  529,555
 1,000,000      Prime + 2%     6.25%      (1)      09/28/01      443,486
   100,000      Prime + 2%     6.25%      (2)      03/08/02       99,549
   145,000      Prime + 2%     6.25%      (3)      02/08/01      128,521
                                                                --------
                                                              $1,201,111
                                                              ===========

(1) Assignment of Government contracts and personal guarantee of Company President.
(2)     Personal  guarantee  of  Company  President.
(3) Cross collateralized with real estate loan and personal guarantee of Company President.

     At December 31, 2002, all of the bank lines of credit were due and had been extended to January 15, 2003. The Company has negotiated an additional extension and modification of the loans as further described in Notes 16 and 17 to the financial statements.

(8)     LONG-TERM  DEBT

     Long-term  debt  at  December  31,  2002  consisted  of  the  following:

Note  payable  to  a  bank,  due  in  monthly installments of
$14,870, including interest  at  8.50%.  Final  balloon
payment of $1,501,039 due October 1, 2004, collateralized  by real  estate  and  a  personal  guarantee  of  the  Company
President.                                                         $  1,581,419

Note  payable  to  a  bank,  due  in  monthly  installments
of $1,588, including interest  at  8.75%.  Final  balloon
payment of $188,822 due December 27, 2004, collateralized  by a  condominium  and  a  personal  guarantee  of  the Company
President.                                                              193,473

Note  payable  to  a  bank,  due  in  monthly  installments
of $4,347, including interest at prime + .25% (4.50% at
December 31, 2002).  Final payment due August 13,  2006,
collateralized  by  equipment  and inventory.                           163,356

Note  payable to a financial corporation, due in monthly
installments of $2,655, including  interest  at 22%.
Final payment due January 10, 2005, collateralized by
certain  equipment  of  the  Company and a personal
guarantee of the Company President.                                      52,465

Note  payable  to  an  individual,  principal  and  interest due  in  monthly installments  of  $1,000,  including
interest at 8.0% commencing on February 1, 2001.  In  April
2003 the Company reached an agreement with the debtor allowing them  to  settle  the  outstanding  debt  on  this  note with
a $15,000 lump sum payment.                                              15,000
                                                                   ------------
                                                                      2,005,713
Less  current  portion                                               (1,975,591)
                                                                   ------------
Total  long-term  debt                                             $     30,122
                                                                   ============

     The  original  maturities  of  the  debt  are  due  as  follows:

YEAR  ENDING  DECEMBER  31,
----------------------------

            2003                           $    166,732
            2004                              1,739,873
            2005                                 73,940
            2006                                 10,361
            2007                                 11,221
            Thereafter                            3,586
                                           ------------
                                           $  2,005,713
                                           ============

     On June 13, 2002, the Company was considered in default on all debt with its primary lender (the "lender") due to cross collateralization of all loans and lines of credit. As such, the outstanding balance of all long-term debt due to that lender at December 31, 2002, has been included in current liabilities. The revised maturities of the debt based on the event of default are as follows:

YEAR  ENDING  DECEMBER  31,
---------------------------

            2003                           $  1,975,591
            2004                                 27,515
            2005                                  2,607
                                           ------------
                                           $  2,005,713


(9)     RELATED  PARTY  PAYABLES  AND  TRANSACTIONS

Related  party  payables  consist  of  the  following  as of December 31, 2002:

Cash  advances  made  to  the Company; non-interest
 bearing, payable upon demand                                         $  544,329

Legal  fees  paid by a shareholder of the Company,
 non-interest bearing, payable upon  demand                               12,947

Management  consulting  fees  to  a  shareholder
 of  the  Company, non-interest bearing,  payable
 upon  demand                                                             11,594
                                                                      ----------
                                                                      $  568,870
                                                                      ==========

(9)     RELATED  PARTY  PAYABLES  AND  TRANSACTIONS,  CONTINUED

During 2002, cash advances totaling $616,829 were provided to the Company by individuals who were either officers, directors, or material participants in the transaction described in Note 17. The Company repaid $72,500 of the cash advances in the fourth quarter of 2002. No interest was paid on the cash advances.

The Company was provided management consulting services by one of the shareholders during 2002. Expenses of $11,594 are reported in the accompanying financial statements for the year ended December 31, 2002.

In November of 2001, the Company's shareholder personally entered into a 20-year mortgage agreement with a financial institution. The financial institution loaned the shareholder $250,903. The shareholder then loaned the entire proceeds to the Company. The Company was directly making the monthly note payments of $2,097, including interest at 7.99%. The final payment was due November 16, 2021. The mortgage was secured by the 43-foot fishing vessel, which was titled in the Company's name. In the second quarter of 2002, the Company decided to exit the yacht construction segment of its business because it felt it could not be competitive in this specialized market. In the fourth quarter of 2002, the fishing vessel was sold and the amount due to the shareholder was paid in full.


(10)     NON-OPERATING  INCOME  (EXPENSE)

Non-operating  income  (expense)  consisted  of  the  following:


                                     YEARS ENDED DECEMBER 31,
                                    --------------------------
                                        2002           2001
                                    -----------     ----------
Income:
 Building rent (Note 16(a)). . . .  $  181,556        181,771
 Legal settlement (Note 14). . . .     175,000              -
 Interest. . . . . . . . . . . . .       3,285         11,125
 Other . . . . . . . . . . . . . .       6,034          7,070
                                    -----------     ----------
 Total income. . . . . . . . . . .     365,875        199,966
                                    ===========     ==========
Expense:
 Interest. . . . . . . . . . . . .    (306,582)      (339,439)
 Penalties (Note 16(b)). . . . . .     (78,086)        (9,166)
 Other . . . . . . . . . . . . . .     (14,761)       (30,548)
                                    -----------     ----------
 Total expense . . . . . . . . . .    (399,429)      (379,153)
                                    -----------     ----------
 Total non-operating expense, net.  $  (33,554)      (179,187)
                                    ===========     ==========

(11)     LOSS  ON  DISCONTINUED  OPERATIONS

In connection with the acquisition of Ver-Val during 1999, the Company decided to enter the yacht construction industry. A 43-foot Express fishing vessel was purchased in 2000 and completed in 2001, and consisted of a molded fiberglass sport fisherman with a tuna tower and twin diesel engine propulsion.

In the second quarter of 2002, the Company decided to exit the yacht construction segment of its business because it felt it could not be competitive in this specialized market. In the fourth quarter of 2002, the Company sold the 43-foot fishing vessel held in inventory for $400,000. The loss on disposal of the yacht construction segment consists of the following components:

     Loss on disposal of fishing vessel including sales commission    $(367,926)
     Carrying costs including rent, interest, utilities and bad debts   (76,050)
     Gain on extinguishment of debt                                      36,726
                                                                      ----------
          Total loss on discontinued operations                       $(407,250)
                                                                      ==========

(12)     PRIOR  PERIOD  ADJUSTMENT

     The accompanying financial statements for 2001 have been restated to reflect an adjustment to equity as of January 1, 2001 for a correction of an error made on the calculation of the Company's payroll tax liability for the third quarter of 2000. Due to the error, payroll tax expense and the related liability were understated in the amount of $92,065.


(13)     EMPLOYEE  BENEFIT  PLANS

The Company has established a defined contribution profit sharing plan (401k) available to all employees of the Company who have completed six months of service and are age twenty (20) or older. Eligible employees may defer a portion of their annual salary based on yearly Internal Revenue Service (IRS) guidelines.

The Company has the option to contribute to the profit sharing plan on an annual basis. No contributions were made to the profit sharing plan for the years ended December 31, 2002 and 2001.

(14)     NON-RECURRING  ITEMS

As a result of the Ver-Val acquisition, the Company established an allowance for doubtful accounts and recognized bad debt expense of $30,000 during 2001 relating to long-term notes receivable from two employees of the Company. The Company wrote off the balance of the notes receivable in 2002 and the bad debt expense is included in the loss from discontinued operations as discussed in
Note  11  to  the  financial  statements.

The Company received $175,000 in 2002 from an out of court legal settlement related to an employee theft which occurred prior to January 1, 2001. The amount is included in non-operating income in the accompanying financial statements (see Note 10).


(15)     SEGMENT  INFORMATION

Segment information has been presented on a basis consistent with how business activities are reported internally to management. Management solely evaluates operating profit by segment by direct costs of manufacturing its products with an allocation of indirect costs. The Company has three operating segments - management services, manufacturing, and engineering and information technology services. Management services include providing engineering, technical, and operational services in the area of defense range management specializing in bombing and gunnery training range operation and maintenance. Manufacturing operations include the design and construction of munitions ground support equipment and containers for the shipping and storage of munitions and equipment. The Company's engineering and information technology services segment consists of the sale of engineering and information technology services developed to assist in hazard management and weapons impact analysis. The "Other" category includes revenues and expenses related to the Company's discontinued yacht construction segment during 2001 (see Note 11). The significant accounting policies of the operating segments are the same as those described in Note 1.

     The following is a summary of certain financial information related to the Company's operating segments:

                                                  YEARS ENDED DECEMBER 31,
                                                     2002         2001
                                                  ----------  ------------
Total revenues by segment
Management services . . . . . . . . . . . . . .  $ 8,761,280   8,238,647
Manufacturing . . . . . . . . . . . . . . . . .    2,405,517   2,617,917
Engineering and information technology services    1,094,833   1,016,961
                                                 -----------  ----------
 Total revenues by segment. . . . . . . . . . .  $12,261,630  11,873,525
                                                 ===========  ==========

                                                  YEARS ENDED DECEMBER 31,
                                                     2002         2001
                                                  ----------  ------------
Operating profit (loss) by segment
Management services. . . . . . . . . . . . . . .  $   79,684     416,610
Manufacturing. . . . . . . . . . . . . . . . . .    (219,143)     10,819
Engineering and information technology services.     525,590     490,990
Other. . . . . . . . . . . . . . . . . . . . . .           -     (78,276)
Operating expenses . . . . . . . . . . . . . . .    (464,987)   (428,541)
Interest income (expense), net . . . . . . . . .    (303,297)   (328,314)
Other income (expense), net. . . . . . . . . . .     269,743     149,127
Discontinued operations. . . . . . . . . . . . .    (407,250)          -
Cumulative effect of SFAS No. 142. . . . . . . .     (91,022)          -
                                                  ----------  ------------
 Net income (loss) . . . . . . . . . . . . . . .  $ (610,682)    232,415
                                                  ==========  ============
Identifiable assets
Management services. . . . . . . . . . . . . . .  $1,066,693   1,558,330
Manufacturing. . . . . . . . . . . . . . . . . .   1,168,048   2,146,792
Engineering and information technology services.     386,099     131,441
                                                  ----------  ------------
 Total identifiable assets . . . . . . . . . . .   2,620,840   3,836,563
Corporate and other assets . . . . . . . . . . .   2,506,868   2,286,578
                                                  ----------  ------------
 Total assets. . . . . . . . . . . . . . . . . .  $5,127,708   6,123,141
                                                  ==========  ============
Depreciation by segment
Management services. . . . . . . . . . . . . . .  $    2,262       1,389
Manufacturing. . . . . . . . . . . . . . . . . .      97,487     132,147
Engineering and information technology services.       2,684           -
Other. . . . . . . . . . . . . . . . . . . . . .      46,466      49,228
                                                  ----------  ------------
 Total depreciation. . . . . . . . . . . . . . .  $  148,899     182,764
                                                  ==========  ============
Capital expenditures by segment
Manufacturing. . . . . . . . . . . . . . . . . .  $        -      79,368
Engineering and information technology services.      11,070       4,376
Other. . . . . . . . . . . . . . . . . . . . . .       2,500      22,292
                                                  ----------  ------------
 Total capital expenditures. . . . . . . . . . .  $   13,570     106,036
                                                  ==========  ============

As of December 31, 2002 and 2001, all of the Company's revenues have been generated in the United States of America. As of December 31, 2002, all of the Company's long-lived assets are located in the United States of America.


(16)     COMMITMENTS  AND  CONTINGENCIES

(A)     OPERATING  LEASES

(i)     Lessee
        -------

The Company leases a facility for manufacturing under a month-to-month operating lease. Total rent expense incurred under this operating lease during the years ended December 31, 2002 and 2001 totaled $20,400 and $25,643, respectively.

The Company also leased a facility for use by the yacht construction segment. Total rent expense incurred under this lease during the years ended December 31, 2002 and 2001 was approximately $55,000.

(ii)     Lessor
         -------

     During the years ended December 31, 2002 and 2001, the Company was the lessor in an operating lease of office space. The lessee is a governmental contractor who rented space in the Company's office building. The operating lease expires in September 2003. Rental income during the years ended December 31, 2002 and 2001 totaled $181,556 and $181,771, respectively.

Minimum  lease  payments  to  be  received  for  the  next year are as follows:

                       2003                 $  136,050
                                            ==========

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS



(16)     COMMITMENTS  AND  CONTINGENCIES,  CONTINUED

(B)     IRS  TAX  LIEN

     At December 31, 2002, the Company had outstanding payroll tax liabilities (including penalties and interest) relating to the third quarter of 2000 totaling $162,680 included in accrued expenses in the accompanying financial statements. Subsequent to December 31, 2002, a lien was filed by the Internal Revenue Service (IRS) with respect to the amount owed as described in Note 17 to the financial statements.

(C)     FORBEARANCE  AGREEMENTS

     On February 28, 2002, the Company entered into a Forbearance Agreement with its primary lender (the "lender"). The Company at this date was in default under terms and conditions relating to the bank lines of credit with the lender. The lender agreed to forbear taking certain actions as to these outstanding loans and obligations owed by the Company to the lender from that date until May 16, 2002. The forbearance was to allow the Company to refinance the debt owed to the lender with another institution. As part of the Forbearance Agreement, the lender and the Company expressly agreed that all outstanding debt due to the lender by the Company is cross-defaulted with one another.

     On June 13, 2002, the Company entered a second Forbearance Agreement with the lender. The lender at that date, considered the Company in default of all debt under the terms of the First Forbearance Agreement and under the terms of the loans and loan documents. The lender agreed to forbear taking certain action as to all outstanding loans and obligations owned by the Company to the lender until September 30, 2002. The Company agreed to make periodic payments to the lender totaling $500,000 in installments through September 25, 2002. The Company also agreed to make arrangements to close a factoring transaction with a substitute lender no earlier than September 25 and no later than September 30, 2002. From that closing, the Company will make an additional payment to the lender of $2,000,000. The Company also agreed by September 30, 2002, to repay all obligations including all interest, attorney's fees and cost of collection to the lender.

     On October 31, 2002, the Company entered into an extension of the Second Forbearance Agreement with the lender. The Company agreed to pay $87,000 on December 31, 2002 and January 2, 2003, on the outstanding priority loans (lines of credit) and to pay all other debt according to the payment schedule. The new maturity date for the priority loans was extended to January 15, 2003.

(D)     LEGAL  MATTERS

On or about December 9, 2002, the Trident Company ("Trident") brought a lawsuit against the Company in the State Court in Tulsa County, Oklahoma for the nonpayment of metals purchased by the Company. Trident secured a default judgment against the Company in the amount of $139,020, plus interest in the amount of $1,780, and attorneys' fees in the amount of $2,500 for a total of $143,300. On or about February 19, 2003, Trident commenced to domesticate the Oklahoma Judgment in the State Court in Escambia County, Florida. On or about March 18, 2003, Trident filed a Petition to Vacate Default Judgment and
Supporting Brief in the District Court in and for Tulsa County, State of Oklahoma. On or about March 20, 2003, the Company filed a Petition Contesting Validity of Foreign Judgment and Motion for Stay in the Domestication Action. On or about April 9, 2003, Trident served a Notice of Taking Deposition in the Oklahoma Petition to Vacate proceedings.

The Parties desire to resolve this matter and these pending cases amicably under the following terms and conditions: the Company has paid Trident $25,804 on May 2, 2003. The Company agrees to pay Trident $23,709 on or before June 15, 2003, which includes accumulated legal fees and interest. From July 15, 2003 through May 15, 2004, the Company agrees to pay Trident $8,883. This will completely settle this debt. Final settlement documents have not been executed.


(17)     SUBSEQUENT  EVENTS

On January 20, 2003, the IRS placed a lien in favor of the United States of America on all property and rights to the property for unpaid payroll taxes from the third quarter of 2000. On April 21, 2003, the IRS filed a Notice of Levy to collect the unpaid amount of $173,041. On April 24, 2003, the Company remitted $25,000 to the IRS and a Release of Levy/Release of Property from Levy was filed by the IRS. In addition, the Company submitted a proposal to the IRS to satisfy the remainder of the unpaid payroll tax liability. The proposal is as follows:
Beginning in May 2003, and carrying on through August 2003, the Company proposed a payment to the IRS of $5,000 per month to be made no later than the 10th of each month for a total of an additional $20,000. Starting in September 2003 and continuing until the final debt is settled, the Company proposed a payment of $10,000 per month to be paid no later than the 10th of each month.

On January 31, 2003, the Company signed an extension and modification of the loan agreement. The Company was in default under all of the priority loans (lines of credit) at this date. The maturity date of each of the priority loans was extended to July 25, 2003. The Company agreed to make lump sum payments of $60,000 on February 25, 2003 through July 25, 2003 ($300,000) on the priority loans. During the period of the agreement the Company also agreed to make regularly scheduled payments on all other loans to the lender. The Company agreed they shall not, without consent of the lender, merge the Company or cause any change in control of more than 25% of the common stock of the Company. The Company is currently negotiating an additional extension.

On April 1, 2003, the Company negotiated a debt restructuring agreement related to a note payable for a facility it previously leased in connection with its yacht construction segment. The agreement calls for total payments of $15,000 to the individual of which, $7,500 was paid on the date of the agreement. The remaining $7,500 is due on or before April 30, 2003. The note balance at December 31, 2002 was $51,726, which resulted in a gain on extinguishment of debt of $36,726 which is reported in discontinued operations.

In April 2003, Silva Bay International, Inc. acquired all of the assets of the Company and assumed certain liabilities in exchange for the issuance of 2,500,000 shares of it's common stock. For accounting purposes, the transaction will be accounted for as a recapitalization if the Company expects to expand on these initial operations by acquiring industry related entities in an effort to be a profitable, technology driven defense contractor, but also expects to reduce costs through economies of scales. The assets acquired and liabilities assumed will be recorded at carryover basis.

                             RICHARD M. PRINZI, JR.
                          CERTIFIED PUBLIC ACCOUNTANT
                                8403 7TH AVENUE
                               BROOKLYN, NY 11228
                              PHONE (718) 748-2300


INDEPENDENT  ACCOUNTANT'S  AUDIT  REPORT
-----------------------------------------

To  the  Board  of  directors  of  Silva  Bay  International,  Inc.:

I have audited the accompanying Balance Sheets of Silva Bay International, Inc. (A Development Stage Company) as of December 31, 2002 & 2001, and the related Statements of Operations, Change in Stockholders' Equity and Cash Flows for the years then ended and from August 26, 1998 (date of inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silva Bay International, Inc. (A Development Stage Company) as of December 31, 2002 & 2001, and the results of its operations and cash flows for the years then ended and from August 26, 1998 (date of inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note #3 to the financial statements, the Company has no operations and has no established source of revenue. Also, the Company has incurred recurring losses from operations and has a net capital deficiency. These factors and the need for additional financing in order for the Company to meet its business plans, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Richard  Prinzi,  Jr.

Brooklyn,  NY
May  20,  2003

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                             2002        2001
                                                          ----------  ----------
ASSETS
------
Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . . . .  $   8,877   $  30,012
  Cash Held in Escrow. . . . . . . . . . . . . . . . . .          -     100,000
  Organizational Costs . . . . . . . . . . . . . . . . .        350         350
  Accumulated Amortization - Organization Costs. . . . .       (350)       (350)
                                                          ----------  ----------

    Total Current Assets . . . . . . . . . . . . . . . .      8,877     130,012
                                                          ----------  ----------

    Total Assets . . . . . . . . . . . . . . . . . . . .  $   8,877   $ 130,012
                                                          ==========  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Long Term Liabilities:
  Due to Shareholder . . . . . . . . . . . . . . . . . .  $ 135,000   $ 135,000
  Accrued Interest . . . . . . . . . . . . . . . . . . .     16,686       8,100
                                                          ----------  ----------

    Total Long Term Liabilities. . . . . . . . . . . . .    151,686     143,100
                                                          ----------  ----------

Stockholders' Equity
  Common stock, $.0001 Par Value, 80,000,000 Shares
    Authorized, 16,244,000 Shares Issued and Outstanding
                                                              1,624       1,624
  Additional paid-in capital . . . . . . . . . . . . . .     87,826      87,826
  Deficit Accumulated During The Development Stage . . .   (232,259)   (102,538)
                                                          ----------  ----------

    Total Stockholders' Equity . . . . . . . . . . . . .   (142,809)    (13,088)
                                                          ----------  ----------

    Total liabilities and stockholders' equity . . . . .  $   8,877   $ 130,012
                                                          ==========  ==========


               See accompanying notes to the financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS


                                      YEAR ENDED      YEAR ENDED       AUGUST 26, 1998
                                     DECEMBER 31,    DECEMBER 31,    (DATE OF INCEPTION)
                                         2002            2001        TO DECEMBER 31, 2002
                                    --------------   ------------    --------------------
Income:
  Interest Income. . . . . . . . .  $           -   $           -   $                   -
                                    --------------   ------------    --------------------
Expenses:
  Legal & Professional . . . . . .        119,909          51,388                 204,932
  Interest Expense . . . . . . . .          8,586           8,100                  16,686
  Stock Transfer Fees. . . . . . .            908             357                   2,616
  Office . . . . . . . . . . . . .            192             230                   7,471
  Amortization . . . . . . . . . .              -             245                     350
  Bank Charges . . . . . . . . . .            125             155                     360
  Taxes. . . . . . . . . . . . . .              -             770                     770
                                    --------------   ------------    --------------------

    Total Expenses . . . . . . . .        129,720          61,245                 233,184
                                    --------------   ------------    --------------------

Net Deficit. . . . . . . . . . . .  $    (129,720)  $     (61,245)  $            (232,259)
                                    ==============   ============    ====================

Net Deficit Per Common Share -
  Basic And Diluted. . . . . . . .  $       (0.01)  $       (0.00)  $               (0.02)
                                    ==============   ============    ====================

Weighted Average Common Shares
  Outstanding - Basic And Dilutive     16,244,000      16,244,000              15,153,000
                                    ==============   ============    ====================


               See accompanying notes to the financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                   DEFICIT
                                            COMMON STOCK          ADDITIONAL     ACCUMULATED
                                     -------------------------     PAID-IN        DURING THE
                                        SHARES      PAR VALUE      CAPITAL     DEVELOPMENT STAGE     TOTAL
                                     ------------  ------------  -----------  -------------------  ----------
Balances, January 1, 2001 . . . . .    16,244,000  $      1,624  $    87,826  $          (41,293)  $  48,157

Net Deficit For The Year Ended 2001             -             -            -             (61,245)    (61,245)
                                     ------------  ------------  -----------  -------------------  ----------

Balances, December 31, 2001 . . . .    16,244,000  $      1,624  $    87,826  $         (102,538)  $ (13,088)

Net Deficit For the Year Ended 2002             -             -            -            (129,720)   (129,720)
                                     ------------  ------------  -----------  -------------------  ----------

Balances, December 31, 2002 . . . .    16,244,000  $      1,624  $    87,826  $         (232,259)  $(142,809)
                                     ============  ============  ===========  ===================  ==========


               See accompanying notes to the financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                             YEAR ENDED      YEAR ENDED       AUGUST 26, 1998
                                            DECEMBER 31,    DECEMBER 31,    (DATE OF INCEPTION)
                                                2002            2001        TO DECEMBER 31, 2002
                                           --------------   ------------    --------------------
Cash Flows Provided By (Used In):
  Operating Activities:
    Net Deficit . . . . . . . . . . . . .  $    (129,720)  $     (61,245)  $            (232,259)
  Amortization. . . . . . . . . . . . . .              -             245                     350
  Adjustment To Reconcile Net Loss To Net
  Cash Used in Operating Activities:
  Accrued Interest. . . . . . . . . . . .          8,586           8,100                  16,686
  Organization Costs. . . . . . . . . . .           (350)

Net Cash Provided By (Used In):
  Operating Activities. . . . . . . . . .       (121,135)        (52,900)               (215,573)

Cash Flows Provided By (Used In):
  Investing Activities: . . . . . . . . .  $           -   $           -   $                   -
                                           --------------   ------------    --------------------

Cash Flows Provided By (Used In):
  Financing Activities:
  Issuance of Common Stock. . . . . . . .              -               -                  89,450
  Proceeds from a stockholder loan. . . .              -         135,000                 135,000
                                           --------------   ------------    --------------------

Cash Flows Provided By (Used In):
  Financing Activities: . . . . . . . . .              -         135,000                 224,450
                                           --------------   ------------    --------------------

Net Increase (Decrease) In Cash . . . . .       (121,135)         82,100                   8,877

Cash, Beginning of Period . . . . . . . .        130,012          47,912                       -
                                           --------------   ------------    --------------------

Cash, End of Period . . . . . . . . . . .  $       8,877   $     130,012   $               8,877
                                           ==============   ============    ====================


               See accompanying notes to the financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE  1     HISTORY  AND  ORGANIZATION  OF  THE  COMPANY
-------

Silva Bay International, Inc. (A Development Stage Company) ("The Company") was incorporated on August 26, 1998, under the laws of the State of Delaware. The Company has no operations and in accordance with SFAS #7 is considered to be in the development stage.

The Company had adopted a fiscal year end of July 31 at inception; however in March 2000 the Company changed its year end to December 31.

NOTE  2     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
-------

CASH  &  CASH  EQUIVALENTS
--------------------------

For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments, with a maturity of three months or less.

BASIS  OF  FINANCIAL  STATEMENTS
--------------------------------

These financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

INCOME  TAXES
-------------

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". Under this method, deferred income taxes are determined based on differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes is included in the statement due to its immaterial amount, net of the allowance account, based on the likelihood of the Company to utilize the loss carry-forward.

UTILIZATION  OF  ESTIMATES
--------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE  2     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-------

NET  INCOME  PER  COMMON  SHARE
-------------------------------

Net income (loss) per common share is computed based on the weighted average number of common shares outstanding and common stock equivalents, if not anti-dilutive. The
Company  has  not  issued  any  potentially  dilutive  common  shares.

REVENUE  AND  COST  RECOGNITION
-------------------------------

The Company has no current source of revenue, therefore, the Company has not yet adopted any policy regarding the recognition of revenue or cost.


NOTE  3     GOING  CONCERN
-------

The Company's financial statements are prepared using the generally accepted accounting principles acceptable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing company.

The Company's activities to date have been supported by equity financing. As indicated in the accompanying balance sheet, at December 31, 2002, the Company had $8,877 in cash and $151,686 in liabilities. For the years ended December 31, 2002 and December 31, 2001, the Company had losses from operations of $129,720 and $61,245, respectively. The Company is in need of immediate additional financing or a strategic arrangement in order to continue its planned activities for the remainder of the current fiscal year. These factors, among others, indicate that the Company may be unable to continue operations as a going concern.

The Company plans to deal with these uncertainties by reducing expenditures and raising additional capital or entering into a strategic arrangement with a third party. There can be no assurance that management's plans to reduce expenditures, raise capital or enter into a strategic arrangement can be realized. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should the Company be unable to continue as a going concern.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE  4     RELATED  PARTY  TRANSACTIONS
-------

The Company neither owns nor leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company was provided management consulting services by one of the shareholders during 2002. Expenses of $24,000 are reported in the accompanying financial statements as legal & professional fees.

In February of 2001 a cash advance totaling $135,000 was provided to the Company by one of its shareholders for operating purposes. The loan's repayment terms including interest of 6% per year is to be determined solely by the Company based on its ability to make payments. The Company, at this time, has no ability or plan to repay the loan and interest, Therefore, the entire loan and Interest amounts have been classified as long term. For the years ended December 31, 2002 and December 31, 2001, interest of $8,586 and $8,100 was accrued, respectively.

NOTE  5     WARRANTS  AND  OPTIONS
-------

There are no warrants or options outstanding to acquire additional shares of common or preferred stock.


NOTE  6     STOCKHOLDERS'  EQUITY
-------

On August 26, 1998, the Company issued 1,000,000 shares of its $.0001 par value common stock for cash of $2,250 to a director of the Company.

On December 10, 1998, the Company completed a private offering that was offered without registration under the Securities Act of 1933, as amended ("The Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and regulation D promulgated thereunder. The Company sold 122,000 shares of common stock at a price of $.10 per share for a total amount raised of $12,200.

On July 31, 2000, the Company completed a private offering that was offered without registration under the Securities Act of 1933, as amended ("The Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and regulation D promulgated thereunder. The Company sold 7,000,000 shares of common stock at a price of $.02 per share for a total amount raised of $140,000. After expenses of $65,000, the Company received a net amount of $75,000.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE  6     STOCKHOLDERS'  EQUITY  (CONTINUED)
-------

In April 2003, the Company authorized a 2 for 1 split of its common stock. The financial statements have been retroactively restated to reflect the split.

NOTE  7     SUBSEQUENT  EVENTS:
-------

In April 2003, the Company acquired substantially all of the assets of Spectrum Sciences & Software, Inc. ("Spectrum"), a company whose assets were being used to operate as a defense contractor, and assumed certain liabilities in exchange for the issuance of 2,500,000 share of our common stock. Spectrum expects to expand on these initial operations by acquiring industry related entities in an effort to be a profitable, technology driven defense contractor, but also expects to reduce costs through economies of scales. Operating results with the asset acquisition have been included since that date. The acquisition of ATI was accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management, based on information available and on assumptions as to future operations.

                             RICHARD M. PRINZI, JR.
                           CERTIFIED PUBLIC ACCOUNTANT
                                 8403 7TH AVENUE
                               BROOKLYN, NY 11228
                              PHONE (718) 748-2300


INDEPENDENT  ACCOUNTANT'S  AUDIT  REPORT
----------------------------------------

To the Board of Directors and Stockholders of Silva Bay International, Inc.

I have reviewed the accompanying balance sheets of Silva Bay International, Inc. (A Development Stage Company) as of March 31, 2003 and 2002 and the related statements of operations, statements of stockholders' equity and cash flows for the three month periods ended March 31, 2003 and 2002 amd from August 26, 1998 (date of inception) to March 31, 2003. These financial statements are the responsibility of the Company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/  Richard  Prinzi,  Jr.  CPA

Brooklyn,  NY
May  30,  2003

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS


                                                                             MARCH 31,     MARCH 31,
                                                                                2003         2002
                                                                            ------------  -----------
                                                                            (UNAUDITED)   (UNAUDITED)

ASSETS
-----------------------------------------------------------------------------------------------------

Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     7,986   $   11,765
  Cash Held in Escrow. . . . . . . . . . . . . . . . . . . . . . . . . . .            -      100,000
                                                                            ------------  -----------

    Total Current Assets . . . . . . . . . . . . . . . . . . . . . . . . .        7,986      111,765
                                                                            ------------  -----------

    Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     7,986   $  111,765
                                                                            ============  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------

Long Term Liabilities:
  Due to Shareholder . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   135,000   $  135,000
  Accrued Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . .       18,960       10,247
                                                                            ------------  -----------

    Total Long Term Liabilities. . . . . . . . . . . . . . . . . . . . . .      153,960      145,247
                                                                            ------------  -----------

Stockholders' Equity
  Common stock, $.0001 Par Value, 80,000,000 Shares
    Authorized, 16,34,000 Shares Issued and Outstanding at March 31, 2003
                                                                                  1,634        1,624
  Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . .       92,816       87,826
  Deficit Accumulated During The Development Stage . . . . . . . . . . . .     (240,424)    (122,932)
                                                                            ------------  -----------

    Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . .     (145,974)     (33,482)
                                                                            ------------  -----------

    Total liabilities and stockholders' equity . . . . . . . . . . . . . .  $     7,986   $  111,765
                                                                            ============  ===========


          See accompanying notes to the unaudited financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                       THREE MONTHS       THREE MONTHS       AUGUST 26, 1998
                                      ENDED MARCH 31,    ENDED MARCH 31,   (DATE OF INCEPTION)
                                           2003               2002           TO MARCH 31,2003
                                     -----------------  -----------------  --------------------
                                        (UNAUDITED)       (UNAUDITED)           (UNAUDITED)
Income:
  Interest Income . . . . . . . . .  $              -   $              -   $               925
                                     -----------------  -----------------  --------------------

Expenses:
  Legal & Professional. . . . . . .             5,000             18,192               209,931
  Interest Expense. . . . . . . . .             2,275              2,147                18,961
  Stock Transfer Fees . . . . . . .               891                  -                 3,507
  Office. . . . . . . . . . . . . .                 -                  -                 7,471
  Amortization. . . . . . . . . . .                 -                  -                   350
  Bank Charges. . . . . . . . . . .                 -                  -                   360
  Taxes . . . . . . . . . . . . . .                 -                 55                   770
                                     -----------------  -----------------  --------------------

    Total Expenses. . . . . . . . .             8,166             20,394               241,350
                                     -----------------  -----------------  --------------------

Net Deficit . . . . . . . . . . . .  $         (8,166)  $        (20,394)  $          (240,425)
                                     =================  =================  ====================

Net Deficit Per Common Share -
  Basic And Diluted . . . . . . . .  $          (0.00)  $          (0.00)  $             (0.01)
                                     =================  =================  ====================

Weighted Average Common Shares
  Outstanding - Basic And Dilutive.        16,344,000         16,244,000            16,244,000
                                     =================  =================  ====================


          See accompanying notes to the unaudited financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                   DEFICIT
                                                     COMMON STOCK            ADDITIONAL          ACCUMULATED
                                                     ------------             PAID-IN             DURING THE
                                                 SHARES      PAR VALUE        CAPITAL         DEVELOPMENT STAGE     TOTAL
                                               -----------  -----------  ------------------  -------------------  ----------
THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
---------------------------------------------

Balances, January 1, 2002 . . . . . . . . . .   16,244,000  $     1,624  $           87,826  $         (232,258)  $(142,808)

Issuance of Shares to Legal Counsel . . . . .      100,000           10               4,990                   -       5,000

Net Loss, March 31, 2003. . . . . . . . . . .            -            -                   -              (8,166)     (8,166)
                                               -----------  -----------  ------------------  -------------------  ----------

Balances, March 31, 2003. . . . . . . . . . .   16,344,000  $     1,634  $           92,816  $         (240,424)  $(145,974)
                                               ===========  ===========  ==================  ===================  ==========

                                                                                                   DEFICIT
                                                     COMMON STOCK            ADDITIONAL          ACCUMULATED
                                                     ------------             PAID-IN             DURING THE
                                                 SHARES      PAR VALUE        CAPITAL         DEVELOPMENT STAGE     TOTAL
                                               -----------  -----------  ------------------  -------------------  ----------
THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
---------------------------------------------

Balances, December 31, 2001 . . . . . . . . .   16,244,000  $     1,624  $           87,826  $         (102,538)  $ (13,088)

Net Loss, March 31, 2002. . . . . . . . . . .            -            -                   -             (20,394)    (20,394)
                                               -----------  -----------  ------------------  -------------------  ----------

Balances, March 31, 2002. . . . . . . . . . .   16,244,000  $     1,624  $           87,826  $         (122,932)  $ (33,482)
                                               ===========  ===========  ==================  ===================  ==========


          See accompanying notes to the unaudited financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                THREE MONTHS        THREE MONTHS     AUGUST 26, 1998
                                               ENDED MARCH 31,     ENDED MARCH 31, (DATE OF INCEPTION)
                                                    2003               2002         TO MARCH 31, 2003
                                           -----------------------  ------------    ------------------
                                                 (UNAUDITED)        (UNAUDITED)         (UNAUDITED)

Cash Flows Provided By (Used In):
  Operating Activities:
      Net Deficit . . . . . . . . . . . . . . .  $         (8,166)  $   (20,394)    $  (232,259)
      Amortization. . . . . . . . . . . .                       -             -             350
  Adjustment To Reconcile Net Loss To Net
    Cash Used in Operating Activities:
      Accrued Interest. . . . . . . . . . . . .             2,275         2,147          18,961
      Organization Costs. . . . . . . . . . . .                 -             -            (350)
                                                 -----------------  ------------    ------------

Net Cash Provided By (Used In):
  Operating Activities. . . . . . . . . . . . .            (5,891)      (18,247)       (221,464)

Cash Flows Provided By (Used In):
  Investing Activities: . . . . . . . . . . . .  $              -   $         -     $         -
                                                 -----------------  ------------    ------------

Cash Flows Provided By (Used In):
  Financing Activities:
    Issuance of Common Stock. . . . . . . . . .             5,000             -          94,450
    Proceeds from a stockholder loan. . . . . .                 -             -         135,000
                                                 -----------------  ------------    ------------

Cash Flows Provided By (Used In):
  Financing Activities: . . . . . . . . . . . .             5,000             -         229,450
                                                 -----------------  ------------    ------------

Net Increase (Decrease) In Cash . . . . . . . .              (891)      (18,247)          7,986

Cash, Beginning of Period . . . . . . . . . . .             8,877        30,012               -
                                                 -----------------  ------------    ------------

Cash, End of Period . . . . . . . . . . . . . .  $          7,986   $    11,766     $     7,986
                                                 =================  ============    ============


          See accompanying notes to the unaudited financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE  1     In the opinion of the Company management, the accompanying financial
-------
statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company as of March 31, 2003 and the results of operations and cash flows for the three month periods ended March 31, 2003 and 2002.

NOTE  2     The  Company  is  not  aware  of  any  pending  or  threatened legal
-------
proceedings which could have a material adverse effect on its financial position or results of operations.

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
                           CONSOLIDATED BALANCE SHEET

ASSETS                                                     June 30, 2003
------                                                     -------------
                                                            (unaudited)
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . . . .  $      264,832
  Receivables. . . . . . . . . . . . . . . . . . . . . .       1,812,319
  Inventories. . . . . . . . . . . . . . . . . . . . . .         228,772
  Prepaid expenses . . . . . . . . . . . . . . . . . . .          76,520
                                                          ---------------

    Total current assets . . . . . . . . . . . . . . . .       2,382,443

  Property, plant and equipment, net . . . . . . . . . .       2,053,630

  Cash surrender value of life insurance . . . . . . . .          19,701
  Other assets . . . . . . . . . . . . . . . . . . . . .          15,134
                                                          ---------------

    Total assets . . . . . . . . . . . . . . . . . . . .  $    4,470,908
                                                          ===============

LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

Current liabilities:
  Accounts payable . . . . . . . . . . . . . . . . . . .  $    1,074,439
  Accrued expenses . . . . . . . . . . . . . . . . . . .         760,284
  Contract deposits. . . . . . . . . . . . . . . . . . .         143,148
  Bank lines of credit . . . . . . . . . . . . . . . . .         929,100
  Current portion of long-term debt. . . . . . . . . . .       2,004,762
  Due to related parties . . . . . . . . . . . . . . . .         709,542
                                                          ---------------

    Total current liabilities. . . . . . . . . . . . . .       5,621,275
                                                          ---------------

  Long-term debt, less current portion . . . . . . . . .          17,430

    Total liabilities. . . . . . . . . . . . . . . . . .       5,638,705
                                                          ---------------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $.0001 par value, 80,000,000 shares
    authorized, 18,844,000 shares issued and outstanding           1,884
  Accumulated deficit. . . . . . . . . . . . . . . . . .      (1,169,681)
                                                          ---------------

    Total stockholders' deficit. . . . . . . . . . . . .      (1,167,797)
                                                          ---------------

    Total liabilities and stockholders' deficit. . . . .  $    4,470,908
                                                          ===============


        See accompanying notes to the consolidated financial statements.

                                    SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.

                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Three months ended June 30,     Six months ended June 30,
                                                         -----------------------------  -----------------------------
                                                                 2003             2002           2003          2002
                                                              (unaudited)     (unaudited)     (unaudited)  (unaudited)
                                                               ------------  ------------  ------------  ------------

REVENUES EARNED . . . . . . . . . . . . . . . . . . . . . . .  $ 3,443,361   $ 2,799,236   $ 6,716,390   $ 5,621,764

COST OF REVENUES EARNED . . . . . . . . . . . . . . . . . . .    3,011,137     2,775,233     6,053,574     5,462,003
                                                               ------------  ------------  ------------  ------------

Gross profit. . . . . . . . . . . . . . . . . . . . . . . . .      432,224        24,003       662,816       159,761
                                                               ------------

OPERATING EXPENSES. . . . . . . . . . . . . . . . . . . . . .      275,170       149,490       439,640       290,990
IMPAIRMENT LOSS . . . . . . . . . . . . . . . . . . . . . . .      145,974             -       145,974             -
                                                               ------------  ------------  ------------  ------------
                                                                   421,144       149,490       585,614       290,990

Income (loss) from operations . . . . . . . . . . . . . . . .       11,080      (125,487)       77,202      (131,229)

OTHER INCOME AND EXPENSE. . . . . . . . . . . . . . . . . . .      (41,667)      (48,465)      (77,607)      (96,696)

LOSS FROM CONTINUING OPERATIONS
                                                                   (30.587)     (173,952)         (405)     (227,925)

DISCONTINUED OPERATIONS:
  Loss on disposal of yacht manufacturing segment
                                                                         -      (407,250)            -      (407,250)
                                                               ------------  ------------  ------------  ------------

  Income (loss) before cumulative effect of accounting change
                                                                         -      (581,202)            -      (635,175)
                                                               ------------  ------------  ------------  ------------

  Cumulative effect of accounting change for SFAS No. 142
                                                                         -             -             -       (91,022)

NET LOSS. . . . . . . . . . . . . . . . . . . . . . . . . . .  $   (30,587)  $  (581,202)  $      (405)  $  (726,197)
                                                               ============  ============  ============  ============

Weighted average shares outstanding:
  Basic and diluted . . . . . . . . . . . . . . . . . . . . .   18,788,444    16,244,000    17,532,333    16,244,000
                                                               ============  ============  ============  ============

Earnings (loss) per share:
  Basic and diluted . . . . . . . . . . . . . . . . . . . . .  $      0.00   $     (0.04)  $      0.00   $     (0.04)
                                                               ============  ============  ============  ============


        See accompanying notes to the consolidated financial statements.

                                SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                    -------------------------
                                                                                       2003         2002
                                                                                   (unaudited)   (unaudited)
Cash flows from operating activities:
  Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      (405)  $  (726,197)

  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Impairment loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      145,974             -
    Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       38,713        65,116
    Amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          890             -
    Cumulative effect of accounting change. . . . . . . . . . . . . . . . . . . .            -        91,022
    (Increase) decrease in assets:
      Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      272,470       121,268
      Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       62,572       345,913
      Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (67,527)      (24,370)
    Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,000         2,734
    Increase (decrease) in liabilities:
      Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (338,790)      216,940
      Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (180,122)     (219,533)
      Contract deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (30,788)      (97,892)
                                                                                   ------------  ------------
        Net cash used in operating activities . . . . . . . . . . . . . . . . . .      (96,013)     (224,998)
                                                                                   ------------  ------------

Cash flows from investing activities:
        Proceeds from sale of property and equipment. . . . . . . . . . . . . . .            -        12,858
  Purchase of property and equipment. . . . . . . . . . . . . . . . . . . . . . .      (20,395)            -
                                                                                   ------------  ------------
        Net cash provided by (used in) investing activities . . . . . . . . . . .      (20,395)       12,858
                                                                                   ------------  ------------

Cash flows from financing activities:
  Net repayments on bank lines of credit. . . . . . . . . . . . . . . . . . . . .     (272,011)            -
  Proceeds from notes payable . . . . . . . . . . . . . . . . . . . . . . . . . .       16,479       114,215
  Advances from related parties . . . . . . . . . . . . . . . . . . . . . . . . .        2,863             -
  Repayments of advances from related parties . . . . . . . . . . . . . . . . . .            -             -
                                                                                   ------------  ------------
        Net cash provided by (used in) financing activities . . . . . . . . . . .     (252,669)      114,215
                                                                                   ------------  ------------

Net decrease in cash and cash equivalents . . . . . . . . . . . . . . . . . . . .     (369,077)      (97,925)
                                                                                   ------------  ------------

Cash and cash equivalents - beginning of period . . . . . . . . . . . . . . . . .      633,909       344,537
                                                                                   ------------  ------------

Cash and cash equivalents - end of period . . . . . . . . . . . . . . . . . . . .      264,832       246,612
                                                                                   ============  ============

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
  Interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   149,393   $   196,011
                                                                                   ============  ============

Non-cash investing activities:
  Assumption of liabilities in connection with the acquisition of
       Spectrum Sciences & Software, Inc. (see Note 3). . . . . . . . . . . . . .  $   153,960             -
                                                                                   ============  ============

See  accompanying  notes  to  the  consolidated  financial  statements.

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  June 30, 2003

 (1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
      (A)     ORGANIZATION  AND  NATURE  OF  BUSINESS

Silva Bay International, Inc., a Delaware corporation, was formed in 1998 for the purpose of locating and recovering rare and valuable aircraft. Silva Bay International, Inc. had no operations and no revenue from inception in 1998 to the time of the acquisition of Spectrum Sciences & Software, Inc. in April, 2003.

On April 2, 2003, Silva Bay International, Inc. acquired Spectrum Sciences & Software, Inc., a Florida corporation, in exchange for the issuance of 2,500,000 shares of common stock (taking into account the forward two for one stock split of April 9, 2003) (see Note 3). Spectrum Sciences & Software, Inc. is now the wholly owned subsidiary of Silva Bay International, Inc. (now collectively referred to as the "Company").

Spectrum Sciences & Software, Inc. was incorporated in the State of Florida on October 8, 1982. Headquartered in Fort Walton Beach, Florida, the Company has three reportable segments - management services, manufacturing, and engineering and information technology services. Management services include providing engineering, technical, and operational services in the area of defense range management specializing in bombing and gunnery training range operation and maintenance. Manufacturing operations includes the design and construction of munitions ground support equipment and containers for the shipping and storage of munitions and equipment. The Company's engineering and information technology services segment consists of the sale of computer software developed to assist in hazard management and weapons impact analysis.

The Company's contracts are primarily fixed price contracts with the United States Department of Defense (DOD). The Company currently has contracts in Florida and Arizona. During the years ended December 31, 2002 and 2001, 99% of the Company's revenues were derived from contracts with the DOD.

On April 8, 2003, Silva Bay International, Inc. changed its name to Spectrum Sciences & Software Holdings Corp. On April 9, 2003, the Company effectuated a two for one forward split of its common stock.

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(B)     INCOME  TAXES

The Company accounts for income taxes utilizing the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(C)     EARNINGS  PER  SHARE

The Company utilizes Financial Accounting Standards Board Statement No. 128, "Earnings Per Share." Statement No. 128 requires the presentation of basic and diluted loss per share on the face of the statement of operations.

Basic earnings (loss) per share has been calculated using the weighted average number of common shares outstanding during the period. In calculating diluted earnings (loss) per share, the Company had no common stock equivalent shares as of June 30, 2003 and 2002. However, if the Company had such common stock equivalents, they would be considered anti-dilutive due to there being losses, and therefore would not be included in the diluted loss per share calculations.

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)


(2)     BASIS  OF  PRESENTATION  AND  GOING  CONCERN

The unaudited consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") and in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Certain information and note disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

It is suggested that these financial statements be read in conjunction with the consolidated financial statements and the notes thereto included herein for the year ended December 31, 2002. In the opinion of the Company, all adjustments (solely of a normal recurring nature) necessary to present fairly the consolidated financial position of Spectrum Sciences & Software Holdings Corp. and its subsidiary as of June 30, 2003, and the results of their operations and cash flows for the three and six months ended June 30, 2003 and 2002, have been included in the unaudited consolidated financial statements. The results of operations for such interim periods are not necessarily indicative of the results for the entire year.

The Company's financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced losses from operations and has an accumulated deficit of $1,169,681 as of June 30, 2003. Additionally, the Company has negative working capital of $3,238,832 at June 30, 2003. These deficits and the dependence of the Company to find alternative financing arrangements to repay its debt owed to its lender are conditions which could affect the Company's ability to continue as a going concern.

The Company's plans to deal with this uncertainty include reducing expenditures, continuing to request forbearance from creditors and raising additional capital or entering into a strategic arrangement with a third party. There can be no assurance that management's plans to reduce expenditures, gain cooperation from creditors, raise capital or enter into a strategic arrangement can be realized. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should the Company be unable to continue as a going concern.

(3)     ACQUISITION  OF  SPECTRUM  SCIENCES  &  SOFTWARE,  INC.

On April 3, 2003, Spectrum Sciences & Software Holdings Corp. (formerly Silva Bay International, Inc.) entered into an asset purchase agreement to purchase all of the assets and assume all of the liabilities of Spectrum Sciences & Software, Inc. in exchange for the issuance of 2,500,000 shares of our common stock. As a result of the acquisition, Spectrum Sciences & Software, Inc. will have access to additional capital markets as a registered reporting company with the SEC.

The acquisition was accounted for under the purchase method of accounting; accordingly, the purchase price has been allocated to reflect the fair value of assets and liabilities acquired at the date of acquisition. Due to the composition of the majority of the governing body and senior management of the Company being the same as Spectrum Sciences & Software, Inc. prior to the April 3, 2003 acquisition, Spectrum Sciences & Software, Inc. has been deemed to be the accounting acquirer.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)


(3)     ACQUISITION  OF  SPECTRUM  SCIENCES  &  SOFTWARE,  INC.,  CONTINUED


     AT APRIL 3, 2003
     ----------------
     Current assets . . . . . .  $   7,986
     Goodwill . . . . . . . . .    145,974

      Total assets acquired . .    153,960

     Current liabilities. . . .   (153,960)

      Total liabilities assumed   (153,960)

      Net . . . . . . . . . . .  $       -

The results of operations of the acquired business have been included in the accompanying consolidated financial statements from the date of acquisition.

As of the date of the acquisition, management has determined that the goodwill has no value; therefore, an impairment charge of $145,974 has been recorded.

(4)     SEGMENT  INFORMATION

Segment information has been presented on a basis consistent with how business activities are reported internally to management. Management solely evaluates operating profit by segment by direct costs of manufacturing its products with an allocation of indirect costs. The Company has three operating segments - management services, manufacturing, and engineering and information technology services. Management services include providing engineering, technical, and operational services in the area of defense range management specializing in bombing and gunnery training range operation and maintenance. Manufacturing operations include the design and construction of munitions ground support equipment and containers for the shipping and storage of munitions and equipment. The Company's engineering and information technology services segment consists of the sale of computer software developed to assist in hazard management and weapons impact analysis. The significant accounting policies of the operating segments are the same as those described in Note 1.

The following is a summary of certain financial information related to the Company's operating segments:


                                                  THREE MONTHS ENDED JUNE 30, SIX MONTHS ENDED JUNE 30,
                                                  --------------------------- -------------------------
                                                      2003          2002          2003         2002
                                                  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                  -----------   ------------- -----------   -----------
Total revenues by segment
Management Services. . . . . . . . . . . . . . .  $  2,344,517  $  2,163,564  $  4,637,617  $4,311,928
Manufacturing. . . . . . . . . . . . . . . . . .       664,216       453,537     1,314,792     858,864
Engineering and information technology services
                                                       434,628       182,135       763,981     450,972
                                                  -----------   ------------- -----------   -----------

  Total revenues by segment. . . . . . . . . . .  $  3,443,361  $  2,799,236  $  6,716,390  $5,621,764
                                                  ============  ============= ============  ===========


                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.

                          NOTES TO FINANCIAL STATEMENTS


(4)    SEGMENT  INFORMATION,  CONTINUED

                                                         THREE  MONTHS  ENDED            SIX MONTHS ENDED
                                                                JUNE 30,                     JUNE 30,
                                                  --------------------------------  -------------------------
                                                         2003             2002          2003         2002
                                                  -----------------   ------------  -----------  ------------
                                                     (UNAUDITED)       (UNAUDITED)  (UNAUDITED)   (UNAUDITED)
                                                  -----------------   ------------  -----------  ------------
Operating profit (loss) by segment
Management Services. . . . . . . . . . . . . . .  $         90,360    $      (577)  $  172,388    $   (4,150)
Manufacturing. . . . . . . . . . . . . . . . . .           118,572        (39,122)     175,248        32,487
Engineering and information technology services
                                                           223,292         63,702      315,180       196,398
Operating expenses . . . . . . . . . . . . . . .          (275,170)      (149,490)    (439,640)     (290,990)
Impairment Loss. . . . . . . . . . . . . . . . .          (145,974)             -     (145,974)            -
Interest income (expense), net . . . . . . . . .           (80,313)       (75,857)    (149,145)     (167,755)
Other income (expense), net. . . . . . . . . . .            38,646         27,392       71,538        71,059
Discontinued operations. . . . . . . . . . . . .                 -       (407,250)           -      (407,250)
Cumulative effect of SFAS No. 142. . . . . . . .                 -             -             -       (91,022)
                                                  -----------------   ------------  -----------  ------------

  Net income (loss). . . . . . . . . . . . . . .  $        (30,587)   $  (581,202)  $     (405)   $ (726,197)
                                                  =================   ============  ===========  ============


(5)     SUBSEQUENT  EVENT

On August 26, 2003, the Company signed an extension and modification of the loan agreement. The Company was in default under all of the priority loans (lines of credit) at this date. The balance of the priority loans at August 26, 2003 is $874,000. The maturity date of each of the priority loans was extended to September 25, 2003. The Company agreed to make lump sum payments of $60,000 on September 25, 2003 ($120,000) on the priority loans. During the period of the agreement the Company also agreed to make regularly scheduled payments on all other loans to the lender. The Company agreed they shall not, without consent of the lender, merge the Company or cause any change in control of more than 25% of the common stock of the Company.

        INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
        -----------------------------------------------------------------


The unaudited pro forma financial statements combine i) the historical statements of operations of Silva Bay International, Inc. and Spectrum Sciences and Software, Inc. for the year ended December 31, 2002 as if the reverse merger was consummated on January 1, 2002. The pro forma information is not necessarily indicative of either the results which would have actually been reported if the reverse merger had been consummated on January 1, 2002 or results which may be reported in the future.

These Unaudited Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements of Silva Bay International, Inc. and the financial statements of Spectrum Sciences & Software, Inc. included elsewhere in this registration statement.

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002


                                               SILVA BAY          SPECTRUM        PRO FORMA
                                             INTERNATIONAL,      SCIENCES &       COMBINED
                                                  INC.         SOFTWARE, INC.    AS ADJUSTED
                                              (SUCCESSOR)        YEAR ENDED
                                             (PREDECESSOR)
                                            ----------------  ----------------  -------------
Revenues . . . . . . . . . . . . . . . . .  $             -   $    12,261,630   $ 12,261,630
Cost of revenues . . . . . . . . . . . . .                -       (11,875,499)   (11,875,499)
    Gross profit . . . . . . . . . . . . .                -           386,131        386,131
                                            ----------------  ----------------  -------------

Operating expenses . . . . . . . . . . . .         (129,720)         (464,987)      (594,707)

    Loss from operations . . . . . . . . .         (129,720)          (78,856)      (208,576)

Non-operating income (expense), net. . . .                -           (33,554)       (33,554)

    Net loss from continuing operations. .  $      (129,720)  $      (112,410)  $   (242,130)

Weighted average common shares outstanding
Basic and diluted. . . . . . . . . . . . .       16,244,000               600     18,744,000   (a)
                                            ================  ================  =============

Earnings per share:
  Basic and diluted. . . . . . . . . . . .  $         (0.01)  $       (187.35)  $      (0.01)
                                            ================  ================  =============

See accompanying notes to unaudited pro forma consolidated financial statements.

                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS

                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002



Offering  Adjustments

Statement  of  operations  adjustments:

(a)     Reflects  the  issuance  of  2,500,000  shares  of common stock to Donal
Myrick for the purchase of Spectrum Sciences & Software, Inc., a Florida S Corporation.

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                               SILVA BAY          SPECTRUM        PRO FORMA
                                             INTERNATIONAL,      SCIENCES &       COMBINED
                                                  INC.         SOFTWARE, INC.    AS ADJUSTED
                                              (SUCCESSOR)        YEAR ENDED
                                             (PREDECESSOR)
Revenues . . . . . . . . . . . . . . . . .  $             -   $     6,716,390   $  6,716,390
Cost of revenues . . . . . . . . . . . . .                -        (6,053,574)    (6,053,574)
                                            ----------------  ----------------  -------------
    Gross profit . . . . . . . . . . . . .                -           662,816        662,816

Operating expenses . . . . . . . . . . . .         (154,696)         (430,918)      (585,614)
                                            ----------------  ----------------  -------------

    Loss from operations . . . . . . . . .         (154,696)          231,898         77,202
                                            ----------------  ----------------  -------------

Non-operating income (expense), net. . . .           (4,300)          (73,307)       (77,607)

    Net loss . . . . . . . . . . . . . . .  $      (158,996)  $       158,591   $       (405)
                                            ================  ================  =============

Weighted average common shares outstanding
Basic and diluted. . . . . . . . . . . . .       17,532,333        17,532,333     17,532,333
                                            ================  ================  =============

Earnings per share:
  Basic and diluted. . . . . . . . . . . .  $         (0.01)  $          0.01   $      (0.00)
                                            ================  ================  =============

See accompanying notes to unaudited pro forma consolidated financial statements.


Exhibit
Number    Description
   3.1    Certificate of Incorporation, filed August 28, 1998*
   3.2    Certificate of Amendment of Certificate of Incorporation, filed April 8, 2003*
   3.3    Certificate of Renewal and Revival, filed March 24, 2003*
   3.4    Omitted
   3.5    Certificate of Merger filed with the Delaware Secretary of State*
   3.6    Articles of Merger filed with the Florida Secretary of State*
   3.7    Bylaws of Silva Bay International, Inc., dated August 26, 1998*
   3.8    Amended And Restated Bylaws of Silva Bay International, Inc., dated March 24, 2003*
   4.1    Specimen Certificate of Common Stock*
  10.1    Agreement and Plan of Merger among Silva Bay International, Inc., SSS Acquisition
          Company and Spectrum Sciences & Software, Inc., dated April 2, 2003**
  10.2    Employment Agreement with Donal R. Myrick*
  10.3    Consulting Agreement with Dwain Brannon, dated December 28, 2001*
  10.4    IRS Levy Letter, dated April 24, 2003**
  10.5    Promissory Note to Washington Group International, Inc.**
  10.6    Stipulation Agreement with Trident**
  10.7    IRS Levy Letter, dated September 5, 2003***
  10.8    Four Renewal Revolving Promissory Notes with SouthTrust Bank, and Forbearance
          Agreement dated February 28, 2002***
  10.9    Extension and Modification of Loans, with SouthTrust Bank, dated January 31, 2003***
  10.10   Amendment to Extension and Modification of Loans, with SouthTrust Bank, dated August 26,
          2003***
  10.11   Second Amendment to Extension and Modification of Loans, with SouthTrust Bank, dated
          September 10, 2003***
  10.12   Consulting  Agreement  between Endeavor Capital Group LLC and  Spectrum  Sciences  and
          Software,  Inc.,  dated  March  1,  2003
  16.1    Letter of Agreement from former accountant Richard M. Prinzi, Jr.***
  21.1    List of Subsidiaries*
  23.1    Accountant's Consent, Tedder, James, Worden & Associates, P.A.***
  23.2    Accountant's Consent, Richard M. Prinzi, Jr., Certified Public Accountant***

* Previously filed in registration statement on Form 10-SB File No. 1-31710, filed with the Securities and Exchange Commission on June 10, 2003.

** Previously filed in registration statement on Form 10-SB File No. 1-31710, filed with the Securities and Exchange Commission on August 11, 2003.

*** Previously filed in registration statement on Form 10-SB File No. 0-50373, filed with the Securities and Exchange Commission on October 1, 2003.

                                   SIGNATURES

     In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 24th day of October, 2003.

                              Spectrum  Sciences  &  Software  Holdings  Corp.

                              By:  /s/ Donal R. Myrick
                                   --------------------------
                                   Donal  R.  Myrick
                                   President